Exhibit 99.2

FASF

May 12, 2006

Consolidated Financial Results for Fiscal 2005

(Year Ended March 31, 2006)

Sankyo Company, Limited

Listed company: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Homepage: http://www.sankyo.co.jp/

Contact: Toshio Takahashi, Executive Officer and General Manager, Corporate Communications Department

Phone: (03) 6225-1126

Meeting of Board of Directors: May 12, 2006

Parent company name: DAIICHI SANKYO COMPANY, LIMITED (stock code: 4568)

Parent company shareholding in the Company: 100.0%

U.S. accounting standards: Not applicable

Consolidated Financial Results for Fiscal 2005

(1)	Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Fiscal 2005	579,949	(1.3)	78,335	(7.8)	82,164	(0.4)
Fiscal 2004	587,830	(1.4)	84,925	(11.1)	82,506	(12.2)

	Net income		Basic net income per share	Diluted net income per share	Return on equity	Ordinary income as a percentage of total assets	Ordinary income as a percentage of net sales
	Millions of yen	Percent change	Yen	Yen	%	%	%
Fiscal 2005	50,627	4.9	118.57	118.56	7.1	8.5	14.2
Fiscal 2004	48,282	11.2	111.78	111.74	6.9	8.7	14.0

Notes:

1.	Equity in earnings of subsidiaries and affiliates accounted for by the equity method:

Fiscal 2005:	19 million yen
Fiscal 2004:	None

2.	Weighted-average number of common shares issued and outstanding during the fiscal year (consolidated):

Fiscal 2005:	425,007,394 shares
Fiscal 2004:	429,527,836 shares

3.	Changes in accounting policies: Yes

4.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding results in the previous fiscal year.

(2)	Consolidated Financial Position

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2005	964,389	713,715	74.0	1,687.71
Fiscal 2004	976,230	716,587	73.4	1,667.76

Note:	Total number of common share issued and outstanding at the end of the fiscal year (consolidated):

Fiscal 2005:	422,753,456 shares
Fiscal 2004:	429,508,509 shares

(3)	Consolidated Cash Flows

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows from financing activities	Cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2005	79,806	(20,295)	(70,359)	254,708
Fiscal 2004	96,703	(16,265)	(12,716)	262,530

(4)	Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	34
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	1

(5)	Changes in Scope of Consolidation and Application of Equity Method:

Consolidated subsidiaries:	(Increase)	2
	(Decrease)	5

Companies accounted for by the equity method:	(Increase)	1
	(Decrease)	0

1. State of the Group

On September 28, 2005, Sankyo Company, Limited together with Daiichi Pharmaceutical Co., Ltd. jointly implemented a share transfer and thereby created the DAIICHI SANKYO GROUP comprising two wholly owned subsidiaries and their group companies. The Sankyo Group consists of Sankyo Company, Limited (the “Company”), its 47 subsidiaries, and its 3 affiliates, for a total of 51 companies. The Group’s operating activities consist mainly of the manufacture and sale of pharmaceuticals, food products, agrochemicals, veterinary drugs and chemical products.

The following chart illustrates the organization of the Sankyo Group:

Parent Company

Name	Location	Capital/ Investment	Principal Business Operations	Percentage of Voting Rights Held	Nature of Relationship
					Concurrent Directors, etc.	Financial Support	Operating Transactions	Facilities Leased	Other
		(Million yen)		(%)
DAIICHI SANKYO COMPANY, LIMITED	Chuo-ku, Tokyo	50,000	Business administration of subsidiaries and group companies, and related operations	100.0	Yes	—	—	Sankyo leases offices	Receipt of services related to business administration

(Notes)

1.      DAIICHI SANKYO file a separate securities report (‘yukashoken todokedesho’ or ‘yukashoken hokokusho’) to the Ministry of Finance in Japan.

2.      DAIICHI SANKYO is a joint holding company established through stock transfer on September 28, 2005.

Consolidated Subsidiaries

Name	Location	Capital/ Investment	Principal Business Operations	Percentage of Voting Rights Held	Nature of Relationship
					Concurrent Directors, etc.	Financial Support	Operating Transactions	Facilities Leased	Other
		(Million yen)		(%)				(Million yen)
Wakodo Co., Ltd.	Chiyoda-ku, Tokyo	2,918	Food	61.2 (0.7)	Yes	Wakodo Co., Ltd.	Chiyoda-ku, Tokyo	2,918	Food
Fuji Flour Milling Co., Ltd.	Shimizu-ku, Shizuoka-shi	500	Food	66.4 (0.2)	Yes	—	Sankyo purchases raw materials	Research facilities and warehouses	—
Sankyo Organic Chemicals Co., Ltd.	Takatsu-ku, Kawasaki-shi	300	Pharmaceuticals and other	93.4	Yes	—	Sankyo purchases raw materials and consigns manufacturing	Manufacturing facilities	—
Nippon Nyukazai Co., Ltd.	Chuo-ku, Tokyo	300	Other	100.0	Yes	Loan guarantees	Sankyo purchases raw materials	Land	—
Sankyo Chemical Industries, Ltd.	Chuo-ku, Tokyo	65	Pharmaceuticals	100.0	No	Facility- related Loans and working capital	Sankyo purchases raw materials and consigns manufacturing	—	—
Hokkai Sankyo Co., Ltd.	Kitahiroshima-shi	331	Agrochemicals	80.0	Yes	—	—	—	—
Meguro Chemical Industry Co., Ltd.	Meguro-ku, Tokyo	40	Other	100.0	Yes	—	Sankyo purchases materials and consigns manufacturing	Manufacturing facilities	—
Utsunomiya Chemical Industry Co., Ltd.	Utsunomiya-shi	20	Agrochemicals	100.0 (100.0)	Yes	Facility- related loans	—	—	—
Institute of Science and Technology, Inc.	Shinagawa-ku, Tokyo	20	Pharmaceuticals	100.0	Yes	—	Sankyo consigns pharmaceutical testing	Offices	—
Sankyo Yell Yakuhin Co., Ltd.	Chiyoda-ku, Tokyo	96	Pharmaceuticals	100.0	Yes	Facility- related loans and working capital	Sankyo sells raw materials Sankyo purchases products	—	—
Nihon Shoni Iji Shuppansha Co., Ltd.	Shinjuku-ku, Tokyo	20	Food	100.0 (100.0)	No	—	—	—	—
Wako Logistics Co., Ltd.	Chofu-shi	21	Food	100.0 (100.0)	No	—	—	—	—
Wako Food Industry Co., Ltd.	Nagano-shi	25	Food	100.0 (100.0)	Yes	—	—	—	—
Sankyo Agro Co., Ltd.	Bunkyo-ku, Tokyo	350	Agrochemicals	100.0	Yes	—	Sankyo conducts R&D for the company	Land, buildings and offices	—
Sankyo Lifetech Co., Ltd.	Bunkyo-ku, Tokyo	300	Other	100.0	Yes	—	Sankyo conducts R&D and manufacturing for the company	Offices	—
Daiichi Sankyo Healthcare Co., Ltd.	Chuo-ku, Tokyo	10	Pharmaceuticals	50.0	Yes	—	—	Offices	—
Sino-Japan Chemical Co., Ltd.	Taipei, Taiwan	144 million NT$	Other	52.0 (3.4)	Yes	—	—	—	—
DAIICHI SANKYO, INC.	New Jersey, U.S.	24.9 million U.S. dollars	Pharmaceuticals	80.8	Yes	Trade payables related to co-promotion, and office and car lease guarantees	Sankyo sells products and consigns pharmaceutical R&D	—	Sankyo provides pharmaceutical technologies
Luitpold Pharmaceuticals Inc.	Shirley, U.S.	0.2 million U.S. dollars	Pharmaceuticals	100.0 (100.0)	Yes	—	—	—	—
Sankyo Grundstücks GmbH	Munich, Germany	5.1 million euros	Pharmaceuticals	100.0	No	—	—	—	—
Sankyo Grundstücks GmbH & Co. Object Munich KG	Munich, Germany	38.2 million euros	Pharmaceuticals	94.0 (94.0)	No	—	—	—	—
Sankyo Pharma GmbH	Munich, Germany	16.0 million euros	Pharmaceuticals	100.0	No	—	Sankyo sells raw materials and consigns manufacturing and pharmaceutical R&D	—	Sankyo provides pharmaceutical technologies
Sankyo Pharma UK Ltd.	Amersham, UK	19.5 million pounds	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Espana S.A.	Madrid, Spain	120 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Italia S.p.A.	Rome, Italy	120 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Portugal Lda.	Porto Salvo, Portugal	349 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharmazeutika Austria GmbH	Vienna, Austria	18 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma (Schweiz) AG	Thalwil, Switzerland	3 million Swiss Francs	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Nederland B.V.	Zwanenburg, the Netherlands	18 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
N.V. Sankyo Pharma Belgium S.A.	Louvain-La-Nueve, Belgium	62 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
O. Y. Sankyo Pharma Finland Ab	Helsinki, Finland	25 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Manufacturing France S.a.r.l.	Altkirch, France	457 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Dignos-Chemie GmbH	Munich, Germany	40 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma France S.A.S.	Rueil Malmaison, France	2,182 thousand euros	Pharmaceuticals	100.0 (100.0)	No	—	—	—	—

(Notes)

1.	The information in the ‘Principal Operating Activities’ column represents the name of operating segment defined in the operating segment information section.

2.	The following two subsidiaries file a separate securities report (‘yukashoken todokedesho’ or ‘yukashoken hokokusyo’) to the Ministry of Finance in Japan: Wakodo Co., Ltd. and Fuji Flour Milling Co., Ltd., whose common shares are publicly traded on the Tokyo and Nagoya Stock Exchanges, respectively.

3.	Figures in parentheses in the ‘Percentage of Voting Rights Held’ column represent the percentage of voting shares held indirectly, and are also included in the respective total percentages.

4.	Daiichi Sankyo Healthcare Co., Ltd., which was established in December 2005 as a vehicle for the integration of the OTC drug operations of the Company and Daiichi Pharmaceutical Co., Ltd., is included in the scope of consolidation from the year ended March 31, 2006.

5.	Sankyo Grundstücks GmbH & Co. Object Munich KG, a 94% owned partnership newly established by Sankyo Grundstücks GmbH is included in the scope of consolidation from the year ended March 31, 2006.

6.	Nippon Daiya Valve Co., Ltd., which was a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation in the year ended March 31, 2006 due to the disposition of the Company’s entire share holdings in this company in April 2005.

7.	Kyushu Sankyo Co., Ltd., which was a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation in the year ended March 31, 2006 due to its integration with two other consolidated subsidiaries, Sankyo Agro Co., Ltd. and Utsunomiya Chemical Industry Co., Ltd., in April, 2005.

8.	Sankyo Foods Co., Ltd., which was a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation in the year ended March 31, 2006 due to the sale of its business in July 2005.

9.	Dismed AG, which had been a consolidated subsidiary of the Company until the year ended March 31, 2005, merged with Sankyo Pharma (Schweiz) AG, a consolidated subsidiary, in June 2005.

10.	F.P. Processing Co., Ltd., which was a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation in the year ended March 31, 2006 due to the disposition of the Company’s entire share holdings in this company in January 2006.

11.	Sankyo Pharma Inc., a consolidated subsidiary of the Company, absorbed Daiichi Pharma Holdings, Inc., Daiichi Pharmaceutical Corp. and Daiichi Medical Research Inc., which are U.S.-based subsidiaries of Daiichi Pharmaceutical Co., Ltd., by merger on March 31, 2006. The name of the merged entity was changed to DAIICHI SANKYO, INC.

12.	The Company sold its entire ownership of O.Y. Sankyo Pharma Finland Ab in January 2006.

13.	Fuji Flour Milling Co., Ltd., a consolidated subsidiary, were merged with Nitto Flour Milling Co., Ltd. on April 1, 2006. The name of the merged entity was changed to Nitto Fuji Flour Milling Co., Ltd. The percentage of the Company’s voting interests in Nitto-Fuji Flour Milling was diluted so that it is no longer an affiliate of the Company from that date.

14.	Net sales (excluding inter-group sales among consolidated subsidiaries) at DAIICHI SANKYO, INC. accounted for more than 10% of consolidated net sales.

Information on earnings, etc:

(1) Net sales	¥69,555 million
(2) Ordinary income	¥8,435 million
(3) Net income	¥10,699 million
(4) Shareholders’ Equity	¥38,462 million
(5) Total assets	¥63,890 million

Affiliate Accounted for by the Equity Method

Name	Location	Capital/ Investment	Principal Business Operations	Percentage of Voting Rights Held	Nature of Relationship
					Mutual Directors	Financial Support	Operating Transactions	Facilities Leased	Other
		(Million yen)		(%)
Hitachi Pharma Evolutions, Ltd.	Shinagawa-ku, Tokyo	250	IT	49.0	Yes	—	—	Offices	—

Hitachi Pharma Evolutions, Ltd. was established though joint investment by the Company, Hitachi, Ltd. and Hitachi Systems & Services, Ltd.

2. Management Policies

On September 28, 2005, Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. jointly established a holding company, DAIICHI SANKYO COMPANY, LIMITED, through the joint stock transfer. For information regarding the principal management policies and corporate strategies of the DAIICHI SANKYO Group, please refer to DAIICHI SANKYO’s report on the consolidated results (“Kessan Tanshin”) for the fiscal year.

III. Results of Operations and Financial Position

I. Results of Operations

1. Overview of the fiscal year

(Millions of yen)

	Net sales	Operating income	Recurring income	Net income
March 31, 2006	579,949	78,335	82,164	50,627
March 31, 2005	587,830	84,925	82,506	48,282
Change (%)	(1.3)	(7.8)	(0.4)	4.9

(1) Overview of Performance

Business conditions remained harsh in the year ended March 31, 2006, particularly in the developed country markets in Japan, the United States and Europe, as the governments tried to contain healthcare costs while the R&D related expenses continued to rise. Competition among the U.S. and European pharmaceutical “global mega” firms continued to intensify at the global level.

Facing such challenging conditions, the Company reached an agreement with Daiichi Pharmaceutical Co., Ltd. to fully integrate both companies’ pharmaceutical operations by April 2007 with the aim of creating a new “global pharma-innovator” with global-level R&D capabilities. The first step in the integration process was the establishment on September 28, 2005 of DAIICHI SANKYO COMPANY, LIMITED as a joint holding company.

In the year ended March 31, 2006, the Sankyo Group posted consolidated net sales of ¥579,949 million (a decline by 1.3% compared with the previous year), operating income of ¥78,335 million (a decrease by 7.8%), ordinary income of ¥82,164 million (a decrease by 0.4%) and net income of ¥50,627 million (an increase by 4.9%). Robust growth in sales in Japan, Europe and the United States of the strategic global product olmesartan, an antihypertensive agent (sold in the United States as Benicar® and in Europe and Japan as Olmetec®), helped to offset a number of factors that depressed net sales, including lower sales of the flagship antihyperlipidemic agent Mevalotin®; the termination of the co-promotion agreements for Espo® (renal anemia), Gran® (leukopenia) and Alesion® (allergic disorders); and the exclusion of certain non-pharmaceutical subsidiaries from the scope of consolidation. As a result, net sales declined only slightly.

Operating income decreased by 7.8% due to a rise in R&D expenditures and other factors. However, ordinary income was kept at virtually the same level as in the previous year owing to an improved non-operating income and expenses.

At the net income level, a lower tax rate at U.S.-based subsidiaries resulted in substantially higher after-tax income, despite the fact that net extraordinary losses increased due to a reduction in gain on sale of property, plant and equipment compared to the previous year and other factors, resulting in a 4.9% increase in net income compared with the previous year.

(2) Segment Information

Operating Segments

(Millions of yen)

	Net Sales				Operating Income
	Fiscal 2005	Fiscal 2004	Change	Change (%)	Fiscal 2005	Fiscal 2004	Change	Change (%)
Pharmaceutical	454,451	455,633	(1,181)	(0.3)	72,226	77,495	(5,269)	(6.8)
Other	127,331	134,843	(7,512)	(5.6)	5,672	6,587	(914)	(13.9)

1) Pharmaceuticals

Net sales in the pharmaceuticals segment totaled ¥454,451 million, a decline of 0.3% compared with the previous year. Operating income fell by 6.8% to ¥72,226 million.

With respect to prescription drugs, sales of antihypertensive agent olmesartan, (sold in the United States as Benicar® and in Europe and Japan as Olmetec®), demonstrated a strong growth in Japan and overseas markets. In contrast, sales of the mainstay product Mevalotin®, an antihyperlipidemic agent, declined due to fiercer competition in Japan and the United States from rival products, and due to its patent expiration in some European countries. The termination of the co-marketing agreements for Espo® (renal anemia), Gran® (leukopenia) and Alesion® (allergic disorders) also depressed sales. Overall sales were at a level with the previous year sales.

Operating income fell, reflecting a rise in R&D expenditures and other factors.

2) Other Businesses

Net sales in this segment totaled ¥127,331 million, a decline of 5.6% compared with the previous year. Operating income fell by 13.9% to ¥5,672 million.

As part of initiatives to focus on the pharmaceutical business, the Sankyo Group sold its interests and transferred businesses of three of the non-pharmaceutical subsidiaries (Nippon Daiya Valve Co., Ltd., Sankyo Foods Co., Ltd. and F.P. Processing Co., Ltd.), all of which became excluded from the scope of consolidation. As a result, net sales and operating income both declined compared with the previous year.

Geographic segments

(Millions of yen)

	Net Sales				Operating Income
	Fiscal 2005	Fiscal 2004	Change	Change (%)	Fiscal 2005	Fiscal 2004	Change	Change (%)
Japan	443,906	473,867	(29,961)	(6.3)	54,914	73,313	(18,399)	(25.1)
North America	109,389	80,327	29,061	36.2	24,836	13,143	11,693	89.0
Other	53,474	52,645	828	1.6	(424)	(1,310)	886	—

Net sales in Japan totaled ¥443,906 million, a decline of 6.3% compared with the previous year. Operating income declined by 25.1% to ¥54,914 million.

Although Olmetec® posted a steady growth in sales, sales of Mevalotin® fell amid intense competition. The transfer of the distribution rights for Espo®, Gran® and Alesion®, along with the exclusion of certain non-pharmaceutical subsidiaries from the scope of consolidation also had a negative effect on net sales.

Operating income declined sharply compared with the previous year, reflecting higher R&D expenditures as well as the decrease in sales.

2) North America

Net sales rose by 36.2% compared with the previous year, to ¥109,389 million, and operating income jumped by 89.0%, to ¥24,836 million.

Soaring sales of the antihypertensive agent Benicar® and its diuretic combination Benicar® HCT and a growth in sales of the antihyperlipidemic agent, WelChol®, at DAIICHI SANKYO, INC. (formerly Sankyo Pharma Inc.), coupled with a strong performance of the antianemia agent, Venofer®, at Luitpold Pharmaceuticals Inc., brought the significant increase in net sales in North America.

Operating income increased substantially compared with the previous year due to higher sales.

3) Other

Net sales were up by 1.6%, to ¥53,474 million, and operating loss was reduced from ¥1,310 million in the previous fiscal year, to ¥424 million in the current year.

In Europe, the Sankyo Pharma GmbH Group contributed a growth in sales of Olmetec®.

2. R&D Activities

R&D expenses, which were mostly incurred in the pharmaceuticals business, totaled ¥97,265 million in the year ended March 31, 2006 (16.8% of net sales).

The Sankyo Group focuses its R&D resources on cardiovascular disorders and five other major therapeutic areas with the aim of bringing a continuous stream of world-class innovative drugs to the market. In line with the integration process with Daiichi Pharmaceutical Co., Ltd., the Company integrated management of R&D management activities and has identified high-priority R&D projects to ensure the efficient distribution of resources. Sankyo’s R&D projects that have been given a high-priority designation include CS-747 [Phase III (U.S. and Europe); Phase I (Japan)], a treatment for ischemic disease being jointly developed with the Eli Lilly Company, and CS-8663 [Phase III (U.S. and Europe)], a combination drug of antihypertensive agents olmesartan and amlodipine.

The results of a large-scale clinical trial (“MEGA Study”) featuring the antihyperlipidemic agent Mevalotin® were presented in November 2005 at the annual American Heart Association (AHA) Scientific Sessions. This trial was a special study initiated in 1993 as a contract research project sponsored by the Japanese Ministry of Health, Labor and Welfare (the Ministry of Health and Welfare at the time) targeting approximately 8,000 mild to moderate hyperlipidemia patients with no past history of coronary heart disease. It represented the first large-scale randomized, comparative study in Japan to test the drug’s efficacy in primary prevention against cardiovascular disease over an average observation period of more than five years. Mevalotin® demonstrated high efficacy in the trial. The results also underlined the clear clinical value of antihyperlipidemic therapy in Japan.

In other R&D-related development areas, during the year ended March 31, 2006, Sankyo concluded a licensing and development agreement with U.S.-based KAI Pharmaceuticals, Inc. for KAI-9803, a treatment for myocardial and cerebral infarction to further reinforce Sankyo’s R&D efforts in the cardiovascular field.

II. Financial Position

1. Overview of the fiscal year

Consolidated Cash Flows

(Millions of yen)

	2006	2005	Change
Net cash provided by (used in) operating activities	79,806	96,703	(16,896)
Net cash provided by (used in) investing activities	(20,295)	(16,265)	(4,029)
Net cash provided by (used in) financing activities	(70,359)	(12,716)	(57,643)
Effect of exchange rate changes on cash and cash equivalents	3,342	(123)	3,466
Net increase (decrease) in cash and cash equivalents	(7,506)	67,596	(75,103)
Cash and cash equivalents at the end of period	254,708	262,530	(7,821)

Cash and cash equivalents at the end of the fiscal year declined by ¥7,821 million from the end of the previous fiscal year, to ¥254,708 million. Contributing factors are summarized as follows:

Cash Flows from Operating Activities

Net cash provided by operating activities decreased by ¥16,896 million from the previous fiscal year, to ¥79,806 million. This is mainly a result of a ¥7,220 million decline in income before income taxes and minority interests and a ¥7,183 million increase in corporate tax payments.

Cash Flows from Investing Activities

Net cash used in investing activities increased by ¥4,029 million from the previous fiscal year, to ¥20,295 million, largely as a result of a ¥9,285 million decrease in proceeds from sale of property, plant and equipment due to an absence of the sale of land for the site of Sankyo’s former Tanashi Plant posted in the previous fiscal year.

Cash Flows from Financing Activities

Net cash used in financing activities increased by ¥57,643 million compared with the prior year, to ¥70,359 million. This increase principally reflected higher cash outflows compared with the previous year due to purchases of treasury stock (an increase of ¥16,413 million) and dividends paid to shareholders (an increase of ¥39,068 million), reflecting a higher year-end dividend plus an interim dividend paid to the holding company).

Trends in key cash flow indicators are summarized as follows:

	As of March 2003	As of March 2004	As of March 2005	As of March 2006
Shareholders’ equity ratio (%)	71.9	73.6	73.4	74.0
Debt redemption period (year)	0.4	0.3	0.2	0.3
Interest coverage ratio (times)	157.5	212.4	269.8	255.2

Shareholders’ equity ratio: Shareholders’ equity / total assets

Debt redemption period: Interest-bearing debt / operating cash flows

Interest coverage ratio: Operating cash flows / interest paid

*	All figures in the above table were calculated on a consolidated basis.

*	Interest-bearing debt represents all liabilities subject to the payment of interest included in the consolidated balance sheets.

*	Operating cash flows represent net cash provided by operating activities in the consolidated statements of cash flows. In addition, interest paid equals to “interest paid” in the consolidated statement of cash flows.

IV. Consolidated Financial Statements

1. Consolidated Balance Sheets

(Millions of yen)

		As of March 31, 2005		As of March 31, 2006		Change
	See Note	Amount	%	Amount	%	%
ASSETS
Current assets
Cash and time deposits		175,960		162,976		(12,983)
Trade notes and accounts receivable		162,442		149,870		(12,572)
Marketable securities		146,632		158,625		11,993
Parent company stock		—		8,912		8,912
Inventories		89,979		84,071		(5,907)
Deferred tax assets		21,832		22,874		1,041
Other current assets		9,704		11,471		1,767
Allowance for doubtful accounts		(483)		(564)		(80)

Total current assets		606,067	62.1	598,238	62.0	(7,829)
Non-current assets
Property, plant and equipment	*1
Buildings and structures	*3	111,966		108,690		(3,275)
Machinery, equipment and vehicles	*3	31,831		28,259		(3,572)
Land	*3	30,655		32,265		1,609
Construction in progress		10,005		4,076		(5,929)
Other non-current assets	*3	11,980		12,789		809

Total property, plant and equipment, net		196,439	20.1	186,080	19.3	(10,358)
Intangible assets
Goodwill, net		845		547		(298)
Other, net		24,181		19,589		(4,592)

Total intangible assets, net		25,026	2.6	20,136	2.1	(4,890)
Investments and other assets
Investment securities	*2, 3	114,480		133,471		18,991
Long-term loans		5,876		5,273		(603)
Deferred tax assets		14,967		4,016		(10,951)
Prepaid pension costs		—		2,950		2,950
Other assets	*2	13,702		14,450		748
Allowance for doubtful accounts		(329)		(228)		101

Total investments and other assets		148,696	15.2	159,934	16.6	11,237

Total non-current assets		370,163	37.9	366,150	38.0	(4,012)

Total assets		976,230	100.0	964,389	100.0	(11,841)

(Millions of yen)

		As of March 31, 2005		As of March 31, 2006		Change
	See Note	Amount	%	Amount	%	%
LIABILITIES
Current liabilities
Trade notes and accounts payable		54,435		47,997		(6,437)
Short-term bank loans	*3	16,699		13,546		(3,153)
Income taxes payable		16,904		2,621		(14,283)
Deferred tax liabilities		689		31		(658)
Accrued bonuses		13,481		—		(13,481)
Allowance for sales returns		476		412		(64)
Allowance for sales rebates		1,022		894		(127)
Allowance for contingent losses		—		3,379		3,379
Other current liabilities		70,002		78,591		8,589

Total current liabilities		173,712	17.8	147,475	15.3	(26,236)
Non-current liabilities
Long-term debt	*3	3,373		3,369		(3)
Deferred tax liabilities		441		2,306		1,864
Accrued retirement and severance benefits		66,843		63,389		(3,454)
Accrued directors’ retirement and severance benefits		1,830		1,619		(211)
Accrued soil remediation costs		—		2,850		2,850
Other non-current liabilities		4,006		5,792		1,786

Total non-current liabilities		76,495	7.8	79,326	8.2	2,831

Total liabilities		250,208	25.6	226,802	23.5	(23,405)
MINORITY INTERESTS
Minority interests		9,434	1.0	23,870	2.5	14,435
SHAREHOLDERS’ EQUITY
Common stock	*7	68,793	7.0	68,793	7.1	—
Additional paid-in capital		66,862	6.8	66,862	6.9	—
Retained earnings		580,514	59.5	529,144	54.9	(51,370)
Net unrealized gain on investment securities		27,857	2.9	47,933	5.0	20,076
Foreign currency translation adjustments		(7,026)	(0.7)	982	0.1	8,008
Treasury stock at cost	*8	(20,412)	(2.1)	—	—	20,412

Total shareholders’ equity		716,587	73.4	713,715	74.0	(2,872)

Total liabilities, minority interests and shareholders’ equity		976,230	100.0	964,389	100.0	(11,841)

2. Consolidated Statements of Income

(Millions of yen)

		Fiscal 2004 (Year ended March 31, 2005)		Fiscal 2005 (Year ended March 31, 2006)		Changes from fiscal 2004
	See Note	Amount	%	Amount	%	Amount
Net sales		587,830	100.0	579,949	100.0	(7,880)
Cost of sales	*1	213,874	36.4	198,328	34.2	(15,545)

Gross profit		373,956	63.6	381,621	65.8	7,664
Reversal of provision for sales returns		—	—	64	0.0
Provision for sales returns		15	0.0	—	—

Adjusted gross profit		373,940	63.6	381,685	65.8	7,745
Selling, general and administrative expenses		289,015	49.2	303,350	52.3	14,335
Advertising and promotional expenses		51,738		58,515
Salaries and bonuses		46,401		56,486
Provision for accrued bonuses		8,282		—
Retirement and severance benefits		3,976		1,715
Provision for allowance for directors’ retirement and severance benefits		248		430
Provision of allowance for doubtful accounts		—		111
Research and development expense	*1	86,551		97,265
Amortization of goodwill		389		400
Other		91,427		88,423

Operating income		84,925	14.4	78,335	13.5	(6,590)
Non-operating income		6,425	1.1	8,490	1.4	2,064
Interest income		1,178		2,488
Dividend income		2,126		1,257
Amortization of goodwill		11		3
Equity in earnings of affiliated companies		—		19
Rent income		889		1,053
Other		2,219		3,667

Non-operating expenses		8,844	1.5	4,660	0.8	(4,183)
Interest expense		358		312
Loss on disposal of inventories		3,983		1,314
Charitable contributions		737		1,099
Other		3,765		1,934

Ordinary income		82,506	14.0	82,164	14.1	(342)

(Millions of yen)

		Fiscal 2004 (Year ended March 31, 2005)		Fiscal 2005 (Year ended March 31, 2006)		Changes from fiscal 2004
	See Note	Amount	%	Amount	%	Amount
Extraordinary income		15,775	2.7	6,521	1.1	(9,254)
Gain on sale of property, plant and equipment	*2	12,179		4,897
Gain on sale of investments in affiliates		544		1,179
Gain on sale of investment securities		983		444
Reversal of allowance for doubtful accounts		2,026		—
Reversal of accrued directors’ retirement and severance benefits		41		—

Extraordinary losses		20,603	3.5	18,227	3.1	(2,375)
Loss on disposal of property, plant and equipment	*3	2,333		4,706
Loss on impairment of property, plant and equipment	*4	15,865		3,913
Provision for contingent losses		—		3,379
Provision for soil remediation costs		—		2,850
Loss related to business integration	*5	—		2,231
Loss on disposal of investments in affiliates		—		374
Restructuring charge	*6	—		345
Loss on deemed sale of investments in affiliates		—		333
Supplemental retirement benefits		662		47
Loss on valuation of investment securities		4		44
Loss on sale of investment securities		5		—
Loss on valuation of investments in affiliates		1,483		—
Loss on valuation of other investments in capital		249		—

Income before income taxes and minority interests		77,678	13.2	70,457	12.1	(7,220)
Income tax expense - current		33,224		22,075
Income tax benefit - deferred		(4,550)	4.9	(2,710)	3.3	(9,309)
Minority interests in net income of subsidiaries		722	0.1	465	0.1	(256)

Net income		48,282	8.2	50,627	8.7	2,345

3. Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of yen)

		Fiscal 2004 (Year ended March 31, 2005)		Fiscal 2005 (Year ended March 31, 2006)		Changes from fiscal 2004
	See Note	Amount		Amount		Amount
ADDITIONAL PAID-IN CAPITAL
Additional paid-in capital, beginning of year			66,862		66,862	—
Increase in additional paid-in capital			—		—	—
Decrease in additional paid-in capital			—		—	—

Additional paid-in capital, end of year			66,862		66,862	—

RETAINED EARNINGS
Retained earnings, beginning of year			546,422		580,514	34,091
Increase in retained earnings:
Net income		48,282		50,627
Increase due to merger with a non-consolidated subsidiary		117	48,399	—	50,627	2,227

Decrease in retained earnings:
Cash dividends		13,959		53,013
Bonuses;
Bonuses to directors		326		240
Bonuses to corporate auditors		21		20
Retirement of treasury stock		—		35,736
Loss on reissuance of treasury stock		—		229
Decrease in retained earnings due to dilution of ownership in consolidated subsidiaries		—		12,522
Decrease due to changes in scope of consolidation		—	14,308	235	101,997	87,689

Retained earnings, end of year			580,514		529,144	(51,370)

4. Consolidated Statements of Cash Flows

(Millions of yen)

		Fiscal 2004 (Year ended March 31, 2005)	Fiscal 2005 (Year ended March 31, 2006)	Changes from fiscal 2004
	See Note	Amount	Amount	Amount
Cash flows from operating activities:
Income before income taxes and minority interests		77,678	70,457	(7,220)
Depreciation		28,811	27,100	(1,710)
Loss on impairment of property, plant and equipment		15,865	3,913	(11,951)
Gain on sale of marketable and investment securities		(1,064)	(395)	668
Loss on valuation of marketable and investment securities		1,736	(232)	(1,968)
Amortization of goodwill		378	397	19
Increase (decrease) in allowance for doubtful accounts		(2,021)	14	2,036
Increase (decrease) in accrued retirement and severance benefits		(3,498)	(2,986)	511
Increase (decrease) in accrued bonuses		224	(13,391)	(13,615)
Interest and dividend income		(3,304)	(3,745)	(440)
Interest expense		358	312	(45)
Gain on sale of property, plant and equipment		(10,731)	(190)	10,540
Decrease in trade notes and accounts receivable		8,147	13,657	5,510
Decrease in inventories		122	5,259	5,136
Increase (decrease) increase in trade notes and accounts payable		3,473	(7,369)	(10,843)
Other, net		6,329	19,747	13,418

Subtotal		122,504	112,550	(9,954)
Interest and dividends received		3,407	3,603	195
Interest paid		(358)	(312)	45
Income taxes paid		(28,851)	(36,034)	(7,183)

Net cash provided by operating activities		96,703	79,806	(16,896)

Cash flows from investing activities:
Purchases of time deposits		(7,889)	(1,786)	6,103
Proceeds from maturities of time deposits		10,842	2,363	(8,478)
Purchases of marketable securities		(62,969)	(59,538)	3,431
Proceeds from sale of marketable securities		77,786	78,943	1,157
Acquisitions of property, plant and equipment		(27,282)	(28,166)	(883)
Proceeds from sale of property, plant and equipment		14,696	5,411	(9,285)
Acquisitions of intangible assets		(2,439)	(4,513)	(2,073)
Proceeds from disposal of intangible assets		—	625	625
Acquisitions of investment securities		(21,704)	(18,712)	2,991
Proceeds from sale of investment securities		1,561	2,959	1,397
Proceeds from sale of investments in subsidiaries resulting in changes in scope of consolidation	*2	527	642	114
Payments for loans receivable		(904)	(1,951)	(1,046)
Proceeds from collection of loans receivable		1,342	1,812	470
Other, net		169	1,615	1,446

Net cash used in investing activities		(16,265)	(20,295)	(4,029)

(Millions of yen)

		Fiscal 2004 (Year ended March 31, 2005)	Fiscal 2005 (Year ended March 31, 2006)	Changes from fiscal 2004
	See Note	Amount	Amount	Amount
Cash flows from financing activities:
Net (decrease) increase in short-term bank loans		2,365	(2,286)	(4,652)
Proceeds from long-term debt		470	1,110	640
Repayments of long-term debt		(1,282)	(1,186)	95
Proceeds from share issued to minority shareholders		—	876	876
Purchases of treasury stock		(76)	(16,490)	(16,413)
Proceeds from sale of treasury stock		—	936	936
Dividends paid to shareholders		(13,960)	(53,028)	(39,068)
Dividends paid to minority shareholders		(109)	(194)	(84)
Other, net		(123)	(97)	25

Net cash used in financing activities		(12,716)	(70,359)	(57,643)

Effect of exchange rate changes on cash and cash equivalents		(123)	3,342	3,466

Net (decrease) increase in cash and cash equivalents		67,596	(7,506)	(75,103)

Cash and cash equivalents, beginning of year		194,789	262,530	67,740

Decrease in cash and cash equivalents due to changes in scope of consolidation		—	(314)	(314)

Increase in cash and cash equivalents due to merger with a non-consolidated subsidiary		144	—	(144)

Cash and cash equivalents, end of year		262,530	254,708	(7,821)

Basis of Presentation and Summary of Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries: 34

The names of the consolidated subsidiaries are included in ‘1. State of the Group.’

The Company added Daiichi Sankyo Healthcare Co. Ltd., Sankyo Grundstücks GmbH & Co. and Object München KG to its scope of consolidation during the fiscal year.

Nippon Daiya Valve Co., Ltd., Sankyo Foods Co., Ltd., Kyushu Sankyo Co., Ltd., F.P. Processing Co., Ltd. and Dismed AG, which were previously consolidated subsidiaries of the Company, have been excluded from the scope of consolidation in the current fiscal year.

Reasons for adding these companies to and removing from the scope of consolidation are stated in ‘1. State of the Group.’

The Company’s shares of total assets, net sales and net income in its non-consolidated subsidiaries have an immaterial impact on its overall consolidated financial statements, as does its share of retained earnings in these companies. Accordingly, they were not included in the scope of consolidation.

The Company’s primary non-consolidated subsidiaries are Sankyo Insurance Agency Co., Ltd., Godo Real Estate Co., Ltd. and Shanghai Sankyo Pharmaceuticals Co., Ltd.

2. Application of the Equity Method

(1)	The Company does not use the equity method for any of its non-consolidated subsidiaries.

(2)	The Company applies the equity method to one affiliate, Hitachi Pharma Evolutions, Ltd., which was newly established during the fiscal year. Each has an inmaterial impact on consolidated net income and retained earnings, and in the aggregate they are not material to the overall consolidated financial statements. The Company’s principal non-consolidated subsidiaries are Sankyo Insurance Agency Co., Ltd., Godo Real Estate Co., Ltd. and Shanghai Sankyo Pharmaceuticals Co., Ltd. The Company’s principal affiliate that is not accounted for by the equity method is Tokyo Pharmaceutical Industry Kaikan Co., Ltd.

3. Fiscal Year End of Consolidated Subsidiaries

The fiscal year-end of 18 of the Company’s overseas consolidated subsidiaries is December 31. The financial statements of those subsidiaries as of their year-end are used in the preparation of the consolidated financial statements. However, appropriate adjustments have been made in the consolidation financial statements for major intervening transactions that took place between the fiscal year-end of those companies and March 31.

4. Summary of Significant Accounting Policies

(1)	Methods of Valuation of Significant Assets

Marketable and Investment Securities:

Held-to-maturity securities:

Mainly the amortized cost method (straight-line amortization)

Available-for-sale securities:

Securities with determinable market value;

Mainly stated at market value based on the quoted market prices at the end of the fiscal year. Unrealized holding gains and losses are reported in a component of shareholders’ equity, with the cost of securities sold calculated by the moving average method.

Securities without determinable market value:

Mainly stated at cost based on the moving average method

Derivatives:

Market value method

Inventories:

Mainly stated at the lower of cost, by average method, or market

(2)	Depreciation and Amortization of Significant Depreciable Assets

Property, Plant and Equipment:

The Company and its domestic consolidated subsidiaries account for property, plant and equipment by the declining balance method, except for the buildings (excluding fixtures) acquired on or after April 1, 1998, which are accounted for by the straight-line method. Overseas consolidated subsidiaries account for property, plant and equipment mainly by the straight-line method. The principal useful lives are as follows:

Buildings and structures: 2~60 years

Machinery, equipment and vehicles: 2~17 years

Intangible Assets:

Intangible assets are being amortized by the straight-line method. Software for internal use is amortized over the estimated useful lives of a five-year period.

(3)	Methods of Accounting for Significant Allowances

Allowance for Doubtful Accounts

The Company and its consolidated subsidiaries cover the risk of credit losses from potential customer defaults by providing for this allowance on the basis of the historical default rates for regular accounts, and individual evaluation of collectible amount for specific overdue accounts that are considered unlikely to be repaid in full.

Allowance for Sales Returns

The Company and certain of its domestic subsidiaries provide for losses on estimated future returns of products and merchandise based on historical past return experience. The amount recognized is the sum of estimated gross profit on sales and losses on disposal of returned inventories.

Allowance for Sales Rebates

To prepare for future sales rebates, the Company records this allowance calculated by multiplying an estimated sales rebate percentage for the fiscal year by the amounts of accounts receivable from and inventories held by wholesalers’ at the end of the fiscal year.

Retirement and Severance Benefits

To prepare for retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount based on projected benefit obligation and plan assets at the end of the fiscal year. In addition, provisions have been made for six of the Company’s overseas consolidated subsidiaries in accordance with accounting principles generally accepted in the countries of their domicile.

Prior service cost is amortized by the straight-line method over a period of five years, which is less than the estimated average remaining years of service of the eligible employees at the time such prior service cost was recognized.

The Company itself recognizes actuarial gain and losses immediately as they occur. The domestic consolidated subsidiaries amortize actuarial gain and loss by the straight-line method beginning in the fiscal year following the year in which the gain or loss was initially measured over a period of five years, which is less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occured.

Directors’ Retirement and Severance Benefits

To prepare for directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount that would have become payable at the end of the fiscal year in accordance with the internal policies, had all directors resigned voluntarily. Two overseas consolidated subsidiaries provide for an amount incurred by the end of the fiscal year.

Allowance for Contingent Losses

To prepare for possible future contingent losses, the Company provides an accrual for an amount of reasonably possible losses, by examining individual risks on a case by case basis.

Accrued for soil remediation costs

To provide for potential soil remediation costs, the Company has recognized a provision for losses on soil remediation based on estimated costs of the cleanup.

(4)	Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are converted into yen amounts at the rates of exchange in effect at the end of the fiscal year, with resulting translation gains or losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are converted into yen amounts at the rates of exchange in effect at their balance sheet dates, while income and expenses are converted into yen amounts at the average exchange rates in effect over the respective periods, with resulting translation gains and losses recorded in a component of shareholders’ equity under translation adjustments and in the minority interests section of the balance sheets.

(5)	Accounting for Significant Lease Transactions

The same accounting method applied to operating leases is used for financing leases, except for those in which the legal title of the underlying property is transferred from the lessor to the lessee.

(6)	Significant Hedge Accounting Methods

Hedge Accounting Methods

The deferral hedge method of accounting has been adopted. Foreign exchange forward contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities. Interest rate swaps that meet certain hedge criteria are accounted for by the special short-cut method, in accordance with the accounting standard, as if the interest rates of the interest rate swaps were originally applied to the underlying borrowings.

Hedging Instruments and Hedged Items

Hedging instruments: Foreign forward exchange contracts and interest rate swaps

Hedged Items: Accounts payable and receivable and forecasted transactions denominated in foreign currencies and loans

Hedge Policy

The Company hedges hedge foreign exchange rate fluctuation risks relating to imports and exports and interest rate risks relating to variable rate borrowings. The Company and its consolidated subsidiaries do not enter into speculative derivative transactions.

Methods of Assessing Effectiveness of Hedge

The hedge effectiveness of foreign exchange forward contracts as a hedge has not been assessed, as the principal provisions of the transactions are the same. The effectiveness of interest rate swaps accounted for by the special short-cut method has also not been assessed, as permitted under the standard.

(7)	Other Significant Accounting Policies

Accounting for Consumption Tax

The tax-exclusion (net of tax) method is applied to account for national and local consumption taxes.

5. Valuation Method for Assets and Liabilities of Subsidiaries Acquired in Business Combination

All assets and liabilities of an acquired business that becomes a consolidated subsidiary are valued on a full fair value basis without taking into account minority interests’ share in such assets and liabilities.

6. Amortization of Goodwill

Goodwill is being amortized mainly over a period of five years. However, if the amount is inmaterial, it is written off currently in earnings.

7. Appropriations of Retained Earnings

The consolidated statements of retained earnings reflect the appropriation of retained earnings approved during the respective fiscal year.

8. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows consist of: cash in hand, deposits which can be withdrawn upon demand, and highly liquid short-term investments that are easily convertible into cash, have little risk of fluctuation in value, and that mature within three months of their dates of acquisition.

Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements

(Valuation Method of Inventories)

Previously, inventories of the Company and its domestic consolidated subsidiaries were principally stated at cost determined by the average method; however, effective in the current year, inventories are principally stated at the lower of average cost or market.

This change was made to appropriately reflect the valuation of inventories, the effect of market price changes caused by the severe operating environment in the pharmaceutical industry.

This change resulted in a ¥299 million decrease in ordinary income and income before income taxes for the current fiscal year compared to the amounts that would have been reported had the previous method been applied consistently.

The effects of the above change to the operating segments information are described in the “6. Segment Information” section.

(Accounting for Allowance for Sales Returns)

Previously, the Company and certain domestic consolidated subsidiaries recorded this provision based on the maximum amounts deductible for income tax purpose in accordance with the Corporate Tax Law in Japan; however, effective in the current fiscal year, the provision is recorded in an amount equal to the sum of gross profits and inventory losses on estimated returned products, mainly based on its historical experience of sales returns.

This change was made to appropriately reflect to the reported earnings the effect of the fact that most of the returned products are disposed of and are not reused or resold to customers.

As a result, operating income, ordinary income, and income before income taxes for current fiscal year decreased by ¥19 million as compared to the amounts that would have been reported had the previous method been applied consistently.

The effects of the above change to the operating segments are described in the “6. Segment Information” section.

Supplemental Information

(Accounting for Accrued Bonuses)

Previously, the Company and consolidated subsidiaries accrued an estimated amount of bonuses payable for the fiscal year in “accrued bonuses”; however, effective in the current fiscal year, accrued bonuses are included in “accrued expenses” as the amount of bonuses applicable to the fiscal year has become determinable. As a result of this change, bonuses of ¥14,044 million, which were attributable to the current fiscal year, have been recorded in “accrued expenses.”

(Accounting for Allowance for Contingent Losses)

During the current fiscal year, the Company recognized an allowance for contingent loss in the amount of ¥3,379 million for potential penalties arising out of its product purchase commitments with a minimum purchase provision, for which the payment of penalties has become probable and the amount of such penalties can be reasonably estimated.

In the interim period of the current fiscal year, the company provided an allowance for an amount of possible losses due to devaluation of excess inventories. However, at this fiscal year-end the Company has changed its accounting standard along with a revision of product purchase agreements.

(Accounting for Soil-Remediation Costs)

The Company has recognized an accrual for soil-remediation costs of ¥2,850 million, which was an estimated amount of the cleanup costs that the Company would reasonably incur, based on a survey completed on certain land for the scope of soil remediation.

Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheets

As of March 31, 2005

*1.	Accumulated depreciation on property, plant and equipment totaled ¥322,172 million.

*2.	The balance related to non-consolidated subsidiaries and affiliated companies were as follows:

(Millions of yen)
Investment securities (stock)	1,801
Other assets (other investments in capital)	6,598

*3.	Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

Pledged assets	(Millions of yen)
Buildings and structures	1,912	(1,562)
Machinery, equipment and vehicles	2,087	(2,087)
Land	277	(56)
Other	33	(33)
Investment securities	415	(—)

Total	4,727	(3,740)

Secured liabilities	(Millions of yen)
Short-term bank loans	3,314	(2,931)
Long-term debt	622	(289)

Total	3,936	(3,221)

Figures in parentheses indicate factory foundation mortgaged assets and related secured obligations, and are also included in the figures on the left.

As of March 31, 2006

*1.	Accumulated depreciation on property, plant and equipment totaled ¥325,891 million.

*2.	The balance related to non-consolidated subsidiaries and affiliated companies were as follows:

(Millions of yen)
Investment securities (stock)	1,597
Other assets (other investments in capital)	6,598

*3.	Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

Pledged assets	(Millions of yen)
Buildings and structures	1,893	(1,448)
Machinery, equipment and vehicles	2,075	(2,075)
Land	176	(32)
Other	38	(38)
Investment securities	766	(—)

Total	4,949	(3,595)

Secured liabilities	(Millions of yen)
Short-term bank loans	415	(88)
Long-term debt	1,367	(700)

Total	1,782	(788)

Figures in parentheses indicate factory foundation mortgaged assets and related secured obligations, and are also included in the figures on the left.

As of March 31, 2005

4.	Contingencies

(1) Certain debt and other obligations of non-consolidated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations was as follows:

(Millions of yen)
Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	366
One other company and employees	129

Total	496

(2) For purchase contracts with a minimum volume purchase commitment, the Company is exposed to a risk of valuation loss due to excess inventory.

5.	The discounted trade notes receivable totaled ¥561 million.

6.	Overdraft contracts and commitment line contracts.

The Company and its consolidated subsidiaries maintain overdraft contracts and commitment line contracts with 16 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at the fiscal year-end was as follows:

(Millions of yen)
Overdraft limit and commitments totals	82,679
Overdrafts and commitments used	10,035

Overdrafts and commitments unused	72,643

*7.	Total number of common shares of the Company issued at the year-end was 439,498,765 shares.

*8.	Treasury stock owned by the Company at the year-end was 9,990,256 shares of common stock.

As of March 31, 2006

4.	Contingencies

(1) Certain debt and other obligations of non-consolidated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations was as follows:

(Millions of yen)
Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	322
One other company and employees	49

Total	372

(2)

5.	The discounted trade notes receivable totaled ¥65 million.

6.	Overdraft contracts and commitment line contracts.

The Company and its consolidated subsidiaries maintain overdraft contracts and commitment line contracts with 15 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at the fiscal year-end was as follows:

(Millions of yen)
Overdraft limit and commitments totals	81,429
Overdrafts and commitments used	7,675

Overdrafts and commitments unused	73,753

*7.	Total number of common shares of the Company issued at the year-end was 422,753,456 shares.

*8.

Notes to Consolidated Statements of Income

Fiscal 2004

(Year ended March 31, 2005)

*1.	Research and development expenses included under selling, general and administrative expenses and manufacturing overhead expenses totaled ¥86,551million.

*2.	Breakdown of gain on sale of property, plant and equipment:

(Millions of yen)
Buildings and structures	31
Machinery, equipment and vehicles	14
Land	12,133
Other	0

*3.	Breakdown of loss on disposal of property, plant and equipment

(Millions of yen)
Buildings and structures	455
Machinery, equipment and vehicles	332
Land	567
Other	133
Other intangible assets	300

In addition, expenses for disposal of property, plant and equipment totaled ¥545 million.

Fiscal 2005

(Year ended March 31, 2006)

*1.	Research and development expenses included under selling, general and administrative expenses and manufacturing overhead expenses totaled ¥97,265 million.

*2.	Breakdown of gain on sale of property, plant and equipment:

(Millions of yen)
Buildings and structures	1
Machinery, equipment and vehicles	33
Land	4,860
Other	2

*3.	Breakdown of loss on disposal of property, plant and equipment

(Millions of yen)
Buildings and structures	1,635
Machinery, equipment and vehicles	234
Land	44
Other	255
Other intangible assets	1,307

In addition, expenses for disposal of property, plant and equipment totaled ¥1,228 million.

Year ended March 31, 2005

*4.	Loss on impairment of property, plant and equipment

The Company and its consolidated subsidiaries (the Sankyo Group) classify their assets held and used for the business operations into asset groups, on the basis of operating segments about which separate financial information is regularly identified for management reporting purpose (e.g., product groups), whereas the Sankyo Group classifies lease assets and idle assets which are not directly used for its business operations on a property by property basis.

For the fiscal year, the Sankyo Group recorded impairment losses in the amount of ¥15,865 million on the following asset groups:

(1)	Assets held and used for its business operations

With respect to a distribution right of certain imported products (¥13,059 million) in the pharmaceutical segment, the Company recognized a full impairment loss in extraordinary losses because the Company expects negative cash flows from the imported products due to a decrease in profitability resulting from their sluggish sales.

(2) Lease assets and idle assets

Location	Function	Asset Type	Status

Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuti-cals)	Buildings and structures Machinery, equipment and vehicles	Idle

Yasu, Shiga	Former Yasugawa Plant (manufacturing facilities of agrochemicals)	Buildings	Idle

Shizuoka, etc., Shizuoka	Company dormitory land	Land	Idle

Since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Sankyo Group reduced their book values to a recoverable amount and recorded such reductions of ¥2,806 million as a loss on impairment in the extraordinary losses. These impairment losses consisted of the losses on buildings and structures of ¥2,159 million, on machinery, equipment and vehicles of ¥525 million, on land of ¥112 million, and on other assets of ¥9 million.

The Sankyo Group measures the recoverable amount of an asset group by its net realizable value. The Sankyo Group calculates the net realizable value of land based on the valuation amount for real estate tax purpose, with reasonable adjustments. With respect to buildings and machinery, equipment and vehicles, their net realizable values were estimated at five percent of their acquisition costs.

*5.	__________

*6.	__________

Year ended March 31, 2006

*4.	Loss on impairment of property, plant and equipment

The Company and its consolidated subsidiaries (the Sankyo Group) classify their assets held and used for the business operations into asset groups, on the basis of operating segments about which separate financial information is regularly identified for management reporting purpose (e.g., product groups), whereas the Sankyo Group classifies lease assets and idle assets which are not directly used for its business operations on a property by property basis.

For the fiscal year, the Sankyo Group recorded impairment losses on the following asset groups:

Location	Function	Asset Type	Status

Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuti-cals)	Buildings and structures Machinery, equipment and vehicles	Idle

Tsuchiura, Ibaraki	Company housing etc.	Land	Idle

There was no indication of impairment for the assets that are held and used for operations of the Sankyo Group’s business. However, since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Sankyo Group reduced their book values a to a recoverable amount and recorded such reductions of ¥3,913 million as a loss on impairment in the extraordinary losses. These impairment losses consisted of the losses on buildings and structures of ¥2,004 million, on machinery, equipment and vehicles of ¥1,881 million, on land of ¥11 million, and on other assets of ¥16 million.

The Sankyo Group measures the recoverable amount of an asset group by its net realizable value. The Sankyo Group calculates the net realizable value of land based on the valuation amount for real estate tax purpose, with reasonable adjustments. With respect to buildings, and machinery, equipment and vehicles, their net realizable values were estimated at five percent of their acquisition costs.

*5.	Loss on business integration

The loss represents one-time costs associated with the integration of the business operations of the Sankyo Group and the Daiichi Pharmaceutical Group within the Daiichi Sankyo Group.

*6.	Restructuring charge

The amount represents one-time costs associated with the restructuring of non-pharmaceutical businesses within the Sankyo Group.

Notes the Consolidated Statements of Cash Flows

Year ended March 31, 2005

1.	Reconciliation of cash and cash equivalents at the end of the fiscal year to the balance sheet accounts.

(Millions of yen)
Cash and time deposits	175,960
Marketable securities	146,632
Less time deposits with maturities extending over three months	(2,484)
Less stock and securities with maturities extending over three months	(57,577)

Cash and cash equivalents	262,530

*2.	Breakdown of assets and liabilities of consolidated subsidiaries that are no longer consolidated due to sale of stock

The following table presents a breakdown of the assets and liabilities of Sankyo Trading Co., Ltd, which is no longer consolidated due to sale of its stock, and a reconciliation of the sales price of the stock and the proceeds from the sale:

(Millions of yen)
Current assets	466
Non-current assets	2,532
Current liabilities	(1,237)
Non-current liabilities	(1,196)
Other	(7)
Gain on sale of investments in subsidiary	86

Gross proceeds from sale of investments in subsidiary	644
Cash and cash equivalents of subsidiary disposed	(116)

Proceeds from sale of investments in subsidiary	527

Year ended March 31, 2006

1.	Reconciliation of cash and cash equivalents at the end of the fiscal year to the balance sheet accounts.

(Millions of yen)
Cash and time deposits	162,976
Marketable securities	158,625
Less time deposits with maturities extending over three months	(1,905)
Less stock and securities with maturities extending over three months	(64,987)

Cash and cash equivalents	254,708

*2.	Breakdown of assets and liabilities of consolidated subsidiaries that are no longer consolidated due to sale of stock

The following table presents are the breakdown of the assets and liabilities of Nippon Daiya Valve Co., Ltd. and F.P. Processing Co., Ltd. which are no longer consolidated due to sale of their stock, and a reconciliation of the sale price of the stock and the proceeds from the sale:

(Millions of yen)
Current assets	4,452
Non-current assets	939
Current liabilities	(3,526)
Non-current liabilities	(561)
Gain on sale of investments in subsidiaries	27
Loss on sale of investments in subsidiaries	(330)

Gross proceeds from sale of investment of investments in subsidiaries	1,001
Cash and cash equivalents of subsidiaries disposed	(358)

Proceeds from sale of investment in subsidiaries	642

Lease Transactions

Pro-forma information on financing leases has not been presented herein because the Company discloses such information through EDINET (Electronic Disclosure for Investors’ NETwork).

Marketable and Investment Securities

Fiscal 2004 (as of March 31, 2005)

1.	Trading Securities

No applicable.

2.	Held-to-Maturity Securities with Determinable Market Value

(Millions of yen)

	Carrying amount	Market value	Difference
Securities with market values greater than their carrying amounts
(1) Government and local bonds	1,002	1,002	0
(2) Corporate bonds	39,237	39,382	144
(3) Other	—	—	—

Total	40,239	40,384	145

Securities with market values were less than their carrying amounts
(1) Government and local bonds	28,088	28,088	—
(2) Corporate bonds	14,987	14,974	(13)
(3) Other	—	—	—

Total	43,076	43,063	(13)

Total	83,316	83,448	132

3. Available-for-sale Securities with Determinable Market Value

			(Millions of yen )

	Carrying amount	Market value	Difference
Securities with carrying amounts greater than their acquisition costs:
(1) Stocks	20,545	67,899	47,353
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	—	—	—
(3) Other	220	229	8

Total	20,766	68,128	47,362

Securities with carrying amounts at or less than their acquisition costs:
(1) Stocks	7	7	(0)
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	—	—	—
(3) Other	2	2	(0)

Total	9	9	(0)

Total	20,776	68,137	47,361

(Notes)

When the market value of securities has dropped by 30% or more from the acquisition costs, the securities are classified as having ‘fallen significantly. When the securities’ market decline is 50% or more, the securities are written-down to their market value. When the market value of securities has dropped by 30% or more but less than 50%, likelihood of recovery is estimated on the basis of market value trends and the financial conditions of the issuing companies. Write-downs are recognized for all of such securities other than those for which there is a prospect for recovery.

4.	Available-for-Sale securities Sold During the Year

(Millions of yen)

Amount sold	Total gain on sale	Total loss on sale
1,184	983	5

5.	Breakdown of Securities without Determinable Market Value

(Millions of yen)

Carrying amount
(1) Held-to-Maturity securities
a) Commercial papers	29,998
b) Other	10
(2) Available-for-sale securities
a) Unlisted stock	14,416
b) Money management funds, etc.	60,848
c) Other	2,583

6.	Scheduled Maturities of Available-for-Sale Securities with Maturity and Held-to-Maturity Securities

(Millions of yen)

	Within one year	Between one and five years	Between five and ten years	Over ten years
(1) Bonds
a) Government and local bonds	29,077	13	—	—
b) Corporate bonds	26,707	27,517	—	—
c) Other	—	10	—	—
(2) Other
Commercial papers	29,998	—	—	—

Total	85,783	27,540	—	—

Fiscal 2005 (as of March 31, 2006)

1.	Traded Securities

No applicable items.

2.	Held-to-Maturity Securities with Determinable Market Value

(Millions of yen)

	Carrying amount	Market value	Difference
Securities with market values greater than their carrying amounts
(1) Government and local bonds	—	—	—
(2) Corporate bonds	11,203	11,222	18
(3) Other	—	—	—

Total	11,203	11,222	18

Securities with market values were less than their carrying amounts
(1) Government and local bonds	39,403	39,403	—
(2) Corporate bonds	35,619	35,403	(215)
(3) Other	—	—	—

Total	75,022	74,807	(215)

Total	86,226	86,029	(197)

3. Available-for-sale Securities with Determinable Market Value

			(Millions of yen )

	Carrying amount	Market value	Difference
Securities with carrying amounts greater than their acquisition costs:
(1) Stocks	21,461	101,432	79,970
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	—	—	—
(3) Other	7	21	14

Total	21,469	101,454	79,984

Securities with carrying amounts at or less than their acquisition costs:
(1) Stocks	0	0	—
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	17,096	17,096	—
(3) Other	210	204	(6)

Total	17,308	17,302	(6)

Total	38,777	118,756	79,978

(Notes)

When the market value of the securities has dropped by 30% or more from the acquisition costs, the securities are classified as having ‘fallen significantly. When the securities’ market decline is 50% or more, the securities are written-down to their market value. When the market value of securities has dropped by 30% or more but less than 50%, likelihood of recovery is estimated on the basis of market value trends and the financial conditions of the issuing companies. Write-downs are recognized in all cases other than those for which there is a prospect for recovery.

4.	Other Securities Sold During the Year Ended March 31, 2006

(Millions of yen)

Amount sold	Total gain on sale	Total loss on sale
563	282	0

5.	Breakdown of Securities without Determinable Market Value

(Millions of yen)

Carrying amount
(1) Held-to-Maturity securities
a) Commercial papers	29,994
b) Other	10
(2) Available-for-sale securities
a) Unlisted stocks	13,610
b) Money management funds, etc.	46,546
c) Other	4,267

6.	Scheduled Maturities of Available-for-Sale Securities with Maturity and Held-to-Maturity Securities

(Millions of yen)

	Within one year	Between one and five years	Between five and ten years	Over ten years
(1) Bonds
a) Government and local bonds	39,403	—	—	—
b) Corporate bonds	25,574	21,248	—	—
c) Other	10	—	—	—
(2) Other
Commercial paper	29,994	—	—	—

Total	94,981	21,248	—	—

Derivative Transactions

The fair value information of derivative instruments has not been presented because the Company discloses such information through EDINET (Electronic Disclosure for Investors’ NETwork).

Retirement and Severance Benefits

1. Summary of the Company’s Retirement Benefits Arrangements

The Company has an unfounded lump-sum retirement and severance plan and a qualified pension benefit plan as its defined benefit arrangement.

The Company’s domestic consolidated subsidiaries have unfunded lump-sum retirement and severance plans and certain domestic consolidated subsidiaries have qualified pension benefit plans. Certain other domestic consolidated subsidiaries participate in a multi-employer employees’ pension fund-plan. Certain overseas consolidated subsidiaries provide adopt a defined benefit plan or a defined contribution plan.

Additional retirement benefits which are not subject to the actuarial valuation in accordance with the accounting standards for retirement and severance benefits may be are occasionally paid to employees upon retirement.

2. Retirement and Severance Benefits Obligation

(Millions of yen)

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
(1) Projected benefit obligations (Note 1)	(84,085)	83,945
(2) Plan assets at fair value (Note 2)	22,429	27,682

(3) Projected benefit obligations in excess of plan assets	(61,656)	(56,263)
(4) Unrecognized actuarial losses	73	(91)
(5) Unrecognized prior service costs	(5,260)	(4,083)
(6) Prepaid pension costs	—	(2,950)

(7) Accrued retirement and severance benefits (3)+(4)+(5)+(6)	(66,843)	(63,389)

(Notes)

1.	Certain consolidated subsidiaries use the simplified vested-benefit method in calculating their retirement and severance benefit obligations.

2.	In addition, the plan assets in the multi-employer employees’ pension fund, estimated based on the Company’s contribution ration since the amount of attributable to the Company’s contributions cannot be calculated reasonably, totaled ¥7,923 million as of March 2005 and ¥8,891 million as of March 2006 . This amount has not been included in the plan assets presented above.

3.	Employees’ Retirement and Severance Benefit Costs

(Millions of yen)

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
(1) Service cost for benefits earned (Notes 1, 2)	6,596	5,599
(2) Interest cost	1,844	1,723
(3) Expected return on plan assets	(392)	(443)
(4) Amortization of unrecognized actuarial gain or loss	(426)	(2,773)
(5) Amortization of unrecognized prior service costs	(603)	(1,176)
(6) Additional retirement benefits (Note 3)	693	128

Net periodic costs retirement and severance costs	7,712	3,058

(Notes)

1.	Costs of retirement and severance benefits of those consolidated subsidiaries which have adopted the simplified vested-benefit method are included in service cost for benefits earned.

2.	The amount is net of employees’ contributions to the multi-employer employees’ pension fund .

3.	Of this amount, ¥662 million for the year ended March 31, 2005 and ¥47 million for the year ended March 31, 2006 are included in extraordinary losses.

4. Principal Assumptions Used in the Calculation of Retirement and Severance Benefits Obligations

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
(1) Method of inter-period attribution of estimated benefit costs	Straight-line method	Straight-line method
(2) Discount rate	2.5%	2.5%
(3) Expected rate of return on plan assets	2.5%	2.5%
(4) Period of amortization of unrecognized prior service costs	Five years	Five years
(5) Period of amortization of unrecognized actuarial gain or loss	Between one and five years	Between one and five years

Deferred Income Taxes

Year ended March 31, 2005

1)	Principal Components of Deferred Tax Assets and Liabilities

(Millions of yen)
Deferred tax assets:
Accrued retirement and severance benefits	24,001
Prepaid consigned research and co development expenses	14,775
Net operating loss carry forwards for income tax purposes	14,012
Impairment losses	6,445
Accrued bonuses	4,898
Loss on valuation of inventories	3,350
Excess amortization on internal-use software	3,005
Depreciation	2,476
Unrealized profit on inventories	2,158
Loss on valuation of investment securities	1,932
Milestone payment received for co promotion agreement	1,263
Accrued enterprise tax	1,161
Other	8,557

Subtotal	88,040

Valuation allowance	(24,271)

Total deferred tax assets	63,769
Deferred tax liabilities:
Unrealized holding gain on available-for-sale securities	(19,264)
Reserve for reduction in bases of property, plant and equipment for income tax purposes	(5,954)
Reserve for accelerated depreciation for income tax purposes	(1,881)
Other	(999)

Total deferred tax liabilities	(28,100)

Net deferred tax assets	35,668

Note: Net deferred tax assets are included in the following balance sheet captions:

(Millions of yen)
Current assets – deferred tax assets	21,832
Non-current assets – deferred tax assets	14,967
Current liabilities – deferred tax liabilities	(689)
Non-current liabilities – deferred tax liabilities	(441)

Year ended March 31, 2006

1)	Principal Components of Deferred Tax Assets and Liabilities

(Millions of yen)
Deferred tax assets:
Accrued retirement and severance benefits	24,112
Prepaid consigned research and co development expenses	14,441
Net operating loss carry forwards for income tax purposes	11,944
Unrealized holding gains on property, plant and equipment	6,106
Accrued bonuses	5,814
Impairment losses	3,860
Excess amortization on internal-use software	2,995
Loss on valuation of inventories	2,965
Depreciation	2,573
Unrealized profit on inventories	2,314
Allowance for contingent losses	1,371
Accrued soil remediation costs	1,156
Other	10,933

Subtotal	90,589

Valuation allowance	(21,415)

Total deferred tax assets	69,174
Deferred tax liabilities:
Unrealized holding gain on available-for-sale securities	(33,005)
Reserve for reduction in bases of property, plant and equipment for income tax purposes	(7,031)
Reserve for accelerated depreciation for income tax purposes	(1,950)
Prepaid pension costs	(1,129)
Other	(1,506)

Total deferred tax liabilities	(44,622)

Net deferred tax assets	24,552

Note: Net deferred tax assets are included in the following balance sheet captions:

(Millions of yen)
Current assets – deferred tax assets	22,874
Non-current assets – deferred tax assets	4,016
Current liabilities – deferred tax liabilities	(31)
Non-current liabilities – deferred tax liabilities	(2,306)

Year ended March 31, 2005

(2)	Reconciliation of the difference between the statutory tax rate and the effective tax rate

(Percent)
Statutory tax rate	40.6
(Adjustments)
Non-deductible permanent differences including entertainment expenses and other items	5.3
Valuation allowance	3.3
IT investment tax credit	(0.4)
Deductible permanent differences including dividend received deductions and other items	(1.0)
R&D expense tax credit	(6.1)
Effect of overseas subsidiaries’ tax rates	(6.6)
Other	1.8

Effective tax rate	36.9

Year ended March 31, 2006

(2)	Reconciliation of the difference between the statutory tax rate and the effective tax rate

(Percent)
Statutory tax rate	40.6
(Adjustments)
Non-deductible permanent differences including entertainment expenses and other items	7.0
Deductible permanent differences including dividend received deductions and other items	(1.1)
R&D expense tax credit	(5.1)
Decrease in valuation allowance	(12.1)
Other	(1.8)

Effective tax rate	27.5

Segment Information

(1)	Information by Operating Segment

Fiscal 2004

(Millions of yen)

March 31:	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
I. Net sales and operating income
Net sales
(1) Outside customers	454,710	133,120	587,830	—	587,830
(2) Inter-segment sales and transfers	922	1,723	2,646	(2,646)	—

Total	455,633	134,843	590,476	(2,646)	587,830

Operating expenses	378,137	128,256	506,393	(3,488)	502,904

Operating income	77,495	6,587	84,083	842	84,925

II. Assets, depreciation and capital expenditures
Assets	512,239	146,942	659,181	317,049	976,230
Depreciation	25,633	3,177	28,811	—	28,811
Impairment loss	15,853	11	15,865	—	15,865
Capital expenditures	25,276	8,517	33,794	—	33,794

(Notes)

1.	Method of classifying operating segments

Classification into ‘Pharmaceuticals’ and ‘Other’ is based on consideration of product type, market characteristics and other factors.

2.	Principal products in each operating segment

Operating segments		Principal products

Pharmaceuticals		Prescription drugs, healthcare products

Other	Food	Food products and additives
	Agrochemicals	Insecticides, herbicides and fungicides
	Other	Chemical products, veterinary drugs and bulbs

3.	Of the assets as of March 31, 2005, corporate assets included under the category of “Eliminations & corporate” amounted to ¥318,220 million. The amount consisted mainly of temporary excess working capital (such as cash, time deposits and marketable securities) and long-term investment assets (investment securities) held at the parent company.

4.	Depreciation includes the depreciation of property, plant and equipment, as well as the amortization of intangible assets and long-term prepaid assets.

5.	Capital expenditures include additions to property, plant and equipment, intangible assets and long-term prepaid assets.

6.	As noted in “Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements,” the Sankyo Group has adopted the accounting standards for impairment of fixed assets for effective this fiscal year.

7.	As noted in “Supplemental Information,” in accordance with the guidance in “Practical Treatment Concerning the income Statement Presentation of the Pro Forma Standard Taxation Portion of Enterprise Tax, enterprise taxes levied in proportion to the value-added and the capital were recognized as selling, general and administrative expenses in the amount of ¥814 million and ¥157 million for the Pharmaceuticals Segment and the Other Segment, respectively, effective in this fiscal year.

Fiscal 2005

(Millions of yen)

March 31:	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
I. Net sales and operating income
Net sales
(1) Outside customers	453,856	126,092	579,949	—	579,949
(2) Inter-segment sales and transfers	594	1,238	1,833	(1,833)	—

Total	454,451	127,331	581,783	(1,833)	579,949

Operating expenses	382,225	121,658	503,883	(2,269)	501,614

Operating income	72,226	5,672	77,899	435	78,335

II. Assets, depreciation and capital expenditures
Assets	507,790	140,704	648,494	315,894	964,389
Depreciation	23,186	3,914	27,100	—	27,100
Impairment loss	3,913	—	3,913	—	3,913
Capital expenditures	17,576	4,113	21,689	—	21,689

(Notes)

1.	Method of classifying operating segments

Classifications into ‘Pharmaceuticals’ and ‘Other’ is based on a consideration of product type, market characteristics and other factors.

2.	Principal products in each operating segment

Operating segments		Principal products

Pharmaceuticals		Prescription drugs, healthcare products

Other	Food	Food products and additives
	Agrochemicals	Insecticides, herbicides and fungicides
	Other	Chemical products and veterinary drugs

3.	Of the assets as of March 31, 2006, corporate assets included under the category of “Eliminations & corporate” amounted to ¥316,751 million. The amount consisted mainly of temporary excess working capital (such as cash, time deposits and marketable securities) and long-term investment assets (investment securities) held at the parent company.

4.	Depreciation includes the depreciation of property, plant and equipment, as well as the amortization of intangible assets and long-term prepaid assets

5.	Capital expenditures include additions to tangible fixed assets, intangible fixed assets and long-term prepaid expenses

6.	Changes in accounting principles and policies

(1) As noted in “Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements,” the Company changed its method of valuing inventories during the fiscal year to the lower of average cost or market method .This resulted in a reduction of ¥295 million and ¥4 million in year-end inventories for the Pharmaceutical Segment and Other Segment, respectively.

(2) As also noted in “Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements,” the Company changed its accounting for allowance for sales returns to a method that recognizes an amount equal to the sum of gross profits on sales and inventory losses on estimated returned products, mainly based on its historical experience of sales returns. As a result of this change, it recognized ¥19 million less in operating income for the Pharmaceutical Segment. There was no impact on segment income for the Other Segment.

(2)	Information by Geographic Segment

Fiscal 2004

(Millions of yen)

	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales and operating income
I. Net sales
(1) Outside customers	461,748	76,902	49,178	587,830	—	587,830
(2) Inter-segment sales and transfers	12,119	3,424	3,466	19,010	(19,010)	—

Total	473,867	80,327	52,645	606,841	(19,010)	587,830

Operating expenses	400,554	67,184	53,956	521,694	(18,789)	502,904

Operating income (loss)	73,313	13,143	(1,310)	85,146	(220)	84,925

II. Assets	543,343	76,651	46,004	665,998	310,232	976,230

(Notes)

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in each segment other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan and other

3.	Of the assets as of March 31, 2005, corporate assets included under the category of “Eliminations & corporate” amounted to ¥318,220 million. The amounts consisted mainly of temporary excess working capital (such as cash, time deposits and marketable securities) and long-term investment assets (investment securities) held at the parent company.

4.	As noted in “Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements,” the Sankyo Group has adopted the accounting standards for impairment of fixed assets for effective this period.

5.	As noted in “Supplemental Information,” in accordance with the guidance in “Practical Treatment Concerning the Income Statement Presentation of the Pro Forma Standard Taxation Portion of Enterprise Tax,” enterprise taxes levied in proportion to the value-added and the capital were recognized as selling, general and administrative expenses’ in the amount of ¥971 million for the Japan segment, effective in this fiscal year. This change had no effect on the segment income in the North America and Other segments.

Fiscal 2005

(Millions of yen)

	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales and operating income
I. Net sales
(1) External sales	426,215	104,608	49,125	579,949	—	579,949
(2) Inter-segment sales and transfers	17,691	4,781	4,348	26,820	(26,820)	—

Total	443,906	109,389	53,474	606,770	(26,820)	579,949

Operating expenses	388,992	84,552	53,898	527,443	(25,828)	501,614

Operating income (loss)	54,914	24,836	(424)	79,327	(992)	78,335

II. Assets	494,428	122,408	47,802	664,638	299,750	964,389

(Notes)

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan and other

3.	Of the assets as of March 31, 2006, corporate assets included under the category of “Eliminations & corporate” amounted to ¥316,751 million. The amounts consisted mainly of temporary excess working capital (such as cash, time deposits and marketable securities) and long-term investment assets (investment securities) held at the parent company.

4.	Change in accounting methods

(1)	As noted in “Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements,” the Company changed its method of valuing inventories during the fiscal year to the lower of average cost or market method. This resulted in a reduction of ¥299 million in year-end inventories for the Japan segment. This change had no impact on segment income for the North America and Other Segments.

(2)	As also noted in “Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements,” the Company changed its accounting for allowance for sales returns to a method that recognizes an amount equal to the sum of gross profits on sales and inventory losses on estimated returned products, mainly based on its historical experience of sales returns. As a result of this change, it recognized ¥19 million less in operating income for the Japan Segment. There was no impact on segment income for the North America and Other Segments.

(3)	Overseas Sales

Year ended March 31, 2005

(Millions of yen)

	North America	Europe	Other areas	Total
Overseas net sales	114,949	85,372	15,324	215,645
Consolidated net sales				587,830
Percentage of overseas net sales to consolidated net sales (%)	19.6	14.5	2.6	36.7

(Notes)

1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, Spain, Italy, Ireland, France, Switzerland and others

Other areas: Asia, the Middle East, Latin America and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.

Year ended March 31, 2006

(Millions of yen)

	North America	Europe	Other areas	Total
Overseas net sales	134,895	82,291	15,538	232,724
Consolidated net sales				579,949
Percentage of overseas net sales to consolidated net sales (%)	23.2	14.2	2.7	40.1

(Notes)

1.	Method of classifying countries and regions

Same as the previous year

2.	Countries and regions included in each area

Same as the previous year

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.

Transactions with Related Parties

Not applicable.

(Subsequent Events)

Fiscal 2004

–

Fiscal 2005

(Sale of a subsidiary)

At its Board of Directors Meeting held on April 24, 2006, the Company approved to apply for a sale of the shares of its subsidiary, Wakodo Co., Ltd., in response to a tender offer to be made by Asahi Breweries, Ltd. for Wakodo shares.

(1)	Reasons for sale

To concentrate management resources on the pharmaceutical business, the Company has been reassessing its involvement in non-pharmaceutical businesses. In the course of this reassessment, a tender offer to purchase Wakodo Co. Ltd.’s shares was proposed by Asahi Breweries, Ltd. who has valued highly of both the nature of Wakodo’s business and the growth prospects of that business. The Company has concluded to accept the tender offer taking into consideration Asahi’s management pursuit of customer satisfaction and quality, its technologies and know-how, and its variety of sales channels that would contribute to the future development of Wakodo’s business, as well as the price and other terms of the tender offer.

(2)	Name of buyer

Asahi Breweries, Ltd.

(3)	Date of sale

April 25, 2006	Date of public notice of the tender offer

May 15, 2006	Last day of the tender offer period

May 19, 2006	Commencement date of settlement

(4)	Name of subsidiary; nature of business; and nature of transactions with the Company

Name: Wakodo Co., Ltd.

Nature of business:	Manufacture and sale of powdered baby milk; baby foods; vending machine foods; household food items; commercial-use milk powder; pharmaceuticals; non-prescription drugs; cosmetics; sanitary goods; and general merchandise

Transactions with the Company: None

(5)	Number of shares to be sold; sale price; gain or loss on sale and ownership interest upon disposition

Number of shares to be sold: 3,533,000

Sale price: ¥27.9 billion

Ownership interest upon disposition: 0%

Fiscal 2004

(Signing of an agreement to integrate businesses by establishing a joint holding company with Daiichi Pharmaceutical Co., Ltd. (“Daiichi”))

The Company signed an agreement to integrate its businesses with Daiichi through the resolution by the Board of Directors on May 13, 2005. The joint holding company, DAIICHI SANKYO COMPANY, LIMITED, will be established on September 28, 2005 through the approval at the 151st ordinary general shareholders’ meeting to be held on June 29, 2005.

1.	Objectives of the integration

In response to unsatisfied needs from patients and health care professionals, the Company and Daiichi (together, “Both Companies”) will integrate their businesses with an objective to pursue a Japan-based “global pharma-innovator,” who provides innovative products and services continuously and demonstrates a unique competitiveness in the international pharmaceutical market.

2.	Business integration process

(1)	A joint holding company will be established in the form of a fully-fledged parent company through stock transfer from Both Companies on September 28, 2005. As a result of the joint stock transfer, common stocks of Both Companies traded on the stock exchanges will be delisted and the new holding company will apply for listing.

(2)	The pharmaceutical businesses of both Companies will be integrated into the joint holding company by April 2007.

3.	Profile of the joint holding company

Company name:	Daiichi Sankyo Company, Limited

Headquarters :	3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan

Common stock :	50 billion yen

Fiscal 2005

–

V. Production, Orders and Sales

1. Production

Production by operating segment for the fiscal year is summarized as follows:

Operating segment	Production (Millions of yen)	Changes (%)
Pharmaceuticals	347,995	101.7
Other	91,124	97.9
Total	439,120	100.9

(Notes:)

1.	Production amounts are based on net selling prices and after elimination of inter-segment sales.

2.	The above amounts are stated exclusive of consumption tax.

2. Orders

The Sankyo Group performs production according to its own production plans, which are primarily based on its sales forecast. Order-based production is carried out at certain subsidiaries; however, the amount of order back-log is not included herein as such amounts were insignificant.

3. Net Sales

Net sales by operating segment for the fiscal year were as follows:

Operating segment	Production (Millions of yen)	Changes (%)
Pharmaceuticals	453,856	99.8
Other	126,092	94.7
Total	579,949	98.7

(Notes)

1.	Net sales amounts represent net sales to external customers.

2.	Net sales to major customers and their percentage of total net sales were as follows:

Customers	Fiscal 2004		Fiscal 2005
	(Millions of yen)%		(Millions of yen)%
Bristol-Myers Squibb Company	72,074	12.3	61,509	10.6
Alfresa Corporation	64,985	11.1	59,220	10.2

3.	The above amounts are stated exclusive of consumption tax.

FASF

May 12, 2006

Non-Consolidated Financial Results for Fiscal 2005

(Year Ended March 31, 2006)

Sankyo Company, Limited

Listed company: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Homepage: http://www.sankyo.co.jp/

Contact: Toshio Takahashi, Executive Officer and General Manager, Corporate Communications Department

Phone: (03) 6225-1126

Meeting of the Board of Directors: May 12, 2006

Interim dividends: Yes

Adoption of unit share system: Yes (One unit equals 100 shares)

Non-Consolidated Financial Results for Fiscal 2005

(1) Non-Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Fiscal 2005	318,127	(6.5)	46,344	(28.1)	48,955	(23.7)
Fiscal 2004	340,091	(9.7)	64,441	(30.6)	64,124	(31.7)

	Net income		Basic net income per share	Diluted net income per share	Return on equity	Ordinary income as a percentage of total assets	Ordinary income as a percentage of net sales
	Millions of yen	Percent change	Yen	Yen	%	%	%
Fiscal 2005	23,145	(38.4)	54.26	54.26	3.2	5.8	15.4
Fiscal 2004	37,548	(33.2)	87.23	87.19	5.2	7.5	18.9

Notes:

1.	Weighted-average number of common shares issued and outstanding during the fiscal year:

Fiscal 2005:	425,007,394 shares
Fiscal 2004:	429,527,836 shares

2.	Changes in accounting policies: Yes

3.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding results in the previous fiscal years.

(2) Dividends

Beginning in the interim period of fiscal 2005, dividends are paid to the Company’s parent company Daiichi Sankyo Company, Limited.

(3) Non-Consolidated Financial Position

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2005	821,595	702,194	85.5	1,660.81
Fiscal 2004	869,575	727,993	83.7	1,694.75

Notes:

1.	Total number of common shares issued at the end of the fiscal year:

Fiscal 2005:	422,753,456 shares
Fiscal 2004:	429,508,509 shares

2.	Number of common shares in treasury stock at the end of the fiscal year:

Fiscal 2005:	— shares
Fiscal 2004:	9,990,256 shares

VI. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

(Millions of yen)

	See Note	2005		2006		Change
March 31:		Amount	%	Amount	%	Amount
ASSETS
Current assets
Cash and time deposits		133,346		108,784
Trade notes receivable		2,813		1,481
Account receivables - trade	*5	101,292		87,253
Marketable securities		98,697		92,381
Parent company stock		—		8,912
Merchandises		8,580		9,194
Products		10,727		7,913
Semifinished products		22,120		18,241
Raw materials		8,201		10,522
Work in progress		3,726		2,822
Prepaid expense		341		304
Deferred tax asset		18,158		18,391
Account receivables - others		2,360		3,674
Other current assets		1,372		2,456
Allowance for doubtful accounts		(34)		(410)

Total current assets		411,705	47.3	371,923	45.3	(39,782)
Non-current assets
Property, plant and equipment
Buildings		161,128		160,776
Less Accumulated Depreciation		75,815		79,149

Buildings, net		85,312		81,626
Structures		19,842		20,114
Less Accumulated Depreciation		12,834		13,304

Structures, net		7,007		6,810
Machinery and equipment		133,544		132,351
Less Accumulated Depreciation		115,651		118,025

Machinery and equipment, net		17,893		14,326
Motor vehicles and transport equipment		400		396
Less Accumulated Depreciation		359		362

Motor vehicles and transport equipment, net		41		33
Tools, equipment and fixtures		42,492		44,552
Less Accumulated Depreciation		34,677		35,672

Tools, equipment and fixtures, net		7,814		8,879
Land		21,177		23,316
Construction in progress		7,518		3,009

Total property, plant and equipment, net		146,765	16.9	138,003	16.8	(8,762)

(Millions of yen)

	See Note	2005		2006		Change
March 31		Amount	%	Amount	%	Amount
Intangible assets, net
Patent rights		84		144
Land-use rights		24		17
Trade marks		228		199
Software		6,850		4,656
Distribution rights		3,163		477
Other intangible assets		79		76

Total intangible assets, net		10,430	1.2	5,571	0.7	(4,858)
Investments and other assets
Investment securities		109,720		128,085
Investments in affiliated companies		116,744		115,611
Other investments in capital		923		748
Other investments in affiliated companies		47,751		47,751
Long-term loans		7		—
Long term loans to employees		3,127		3,101
Long-term loans to affiliated companies		7,182		5,128
Long-term prepaid expense		263		314
Prepaid pension costs		—		2,740
Deferred tax assets		12,485		—
Insurance reserve fund		167		170
Guarantee money and deposits		2,540		2,615
Allowance for doubtful accounts		(240)		(172)

Total investments and other assets		300,673	34.6	306,096	37.2	5,423

Total non-current assets		457,869	52.7	449,672	54.7	(8,197)

Total assets		869,575	100.0	821,595	100.0	(47,980)

(Millions of yen)

		2005		2006		Change
March 31:	See Note	Amount	%	Amount	%	Amount
LIABILITIES
Current liabilities
Accounts payable	*5	25,891		19,753
Amounts payable-other		30,976		21,134
Accrued expenses		2,460		13,991
Income taxes payable		14,802		241
Consumption tax payable		1,037		1,311
Advance received		740		483
Accrued bonuses		7,908		—
Allowance for sales returns		362		273
Allowance for sales rebates		1,022		894
Allowance for contingent losses		—		3,379
Other current liabilities		2,074		338

Total current liabilities		87,276	10.0	61,801	7.5	(25,474)
Non-current liabilities
Accrued retirement and severance benefits		53,573		51,743
Accrued directors’ retirement and severance benefits		732		489
Accrued soil remediation costs		—		2,850
Deferred tax liabilities		—		1,523
Other non-current liabilities		—		992

Total non-current liabilities		54,305	6.3	57,598	7.0	3,292

Total liabilities		141,581	16.3	119,400	14.5	(22,181)

(Millions of yen)

		2005		2006		Change
March 31:	See Note	Amount	%	Amount	%	Amount
SHAREHOLDERS’ EQUITY
Common stock	*1	68,793	7.9	68,793	8.4	—
Additional paid-in capital:
Capital surplus		66,856		66,856

Total additional paid-in capital		66,856	7.7	66,856	8.1	—
Retained earnings
Legally appropriate retained earnings		13,214		13,214
Voluntary retained earnings reserve:
Reserve for special depreciation		2,536		2,742
Reserve for reduction in cost basis of fixed assets		2,281		7,648
Special reserve		485,600		485,600
Unappropriated retained earnings		81,947		10,457

Total retained earnings		585,580	67.3	519,664	63.3	(65,916)
Net unrealized gain on investment securities		27,176	3.1	46,880	5.7	19,704
Treasury stock at cost	*2	(20,412)	(2.3)	—	—	20,412

Total shareholders’ equity		727,993	83.7	702,194	85.5	(25,798)

Total liabilities and shareholders’ equity		869,575	100.0	821,595	100.0	(47,980)

2. Non-Consolidated Statements of Income

(Millions of yen)

		2005		2006		Change
For the year ended March 31:	See Note	Amount	%	Amount	%	Amount
Net sales		340,091	100.0	318,127	100.0	(21,963)
Sales of merchandise		258,595		263,255
Sales of product		81,495		54,872

Cost of sales	*2	113,632		98,812
Merchandise and products beginning of year		21,929		19,307
Production cost		45,545		46,233
Merchandise purchases		46,157		33,271

Merchandise and products end of year		19,307		17,107

		94,324	27.7	81,704	25.7	(12,620)

Gross profit		245,766	72.3	236,422	74.3	(9,343)
Reversal of provision for sales returns		—	—	89	0.0	89
Provision for sales returns		22	0.0	—	—	(22)

Adjusted gross profit		245,744	72.3	236,511	74.3	(9,232)
Selling, general and administrative expenses		181,303	53.4	190,167	59.7	8,863
Promotional expenses		13,676		14,107
Advertising expenses		12,708		11,691
Salaries and bonuses		23,577		28,354
Provision for accrued bonuses		4,378		—
Retirement and severance benefits		2,255		188
Provision for accrued directors’ retirement and severance benefits		51		90
Depreciation		7,203		5,338
Travel and transportation expenses		4,249		4,499
Research and development expense	*1, 2	75,052		85,911
Other		38,150		39,984

Operating income		64,441	18.9	46,344	14.6	(18,096)

(Millions of yen)

		2005		2006		Change
For the year ended March 31:	See Note	Amount	%	Amount	%	Amount
Non-operating income		6,555	2.0	5,614	1.7	(941)
Interest income		173		157
Interest income on marketable securities		272		229
Dividend income	*5	3,364		1,648
Rent income	*5	1,533		1,518
Other		1,211		2,060

Non-operating expenses		6,871	2.0	3,002	0.9	(3,868)
Loss on disposal of inventories		3,610		739
Charitable contributions		728		1,087
Other		2,532		1.176

Ordinary income		64,124	18.9	48,955	15.4	(15,168)
Extraordinary income		16,872	5.0	3,407	1.0	(13,464)
Gain on sale of property, plant and equipment	*3	12,046		1,826
Reversal of allowance for doubtful accounts		2,040		—
Gain on sale of investments in affiliates		1,788		1,404
Gain on sale of investment securities		957		176
Reversal of accrued directors’ retirement and severance benefits		40		—

Extraordinary losses		19,899	5.9	15,955	5.0	(3,943)
Loss on disposal of property, plant and equipment	*4	1,933		3,856
Loss on impairment of property, plant and equipment	*6	15,879		3,913
Provision for contingent losses		—		3,379
Provision for soil remediation costs		—		2,850
Loss on business integration	*7	—		1,551
Restructuring charge	*8	—		274
Loss on sale of investments in affiliates		—		44
Supplemental retirement benefits		348		43
Loss on valuation of investment securities		—		41
Loss on valuation of investments in affiliates		1,483		—
Loss on valuation of other investments in capital		249		—
Loss on sale of investment securities		5		—

Income before income taxes		61,098	18.0	36,407	11.4	(24,690)

(Millions of yen)

		2005		2006		Change
For the year ended March 31:	See Note	Amount	%	Amount	%	Amount
Income tax expense-current		29,130		12,937
Income tax expense (benefit)-deferred		(5,580)		324

		23,549	7.0	13,262	4.1	(10,287)
Net income		37,548	11.0	23,145	7.3	(14,403)
Unapproriated retained earnings brought-forward from the previous fiscal year		50,841		65,553		14,712
Loss on sale of treasury stock		—		229		229
Retirement of treasury stock		—		35,736		35,736
Interim dividends		6,442		42,275		35,832

Unappropriated retained earnings, end of year		81,947		10,457		(71,489)

3. Proposal for Appropriation of Retained Earnings

(Millions of yen)

		2005		2006		Change
March 31:	See Note	Amount		Amount		Amount
Unappropriated retained earnings, end of year			81,947		10,457	(71,489)
Reversal of voluntary retained earnings reserve:
Reserve for special depreciation		625		828
Reserve for reduction in cost basis of fixed assets		80		430
Special reserve		—	705	60,000	61,258	60,552

Retained earnings available for appropriation			82,653		71,716	(10,936)
Appropriations
Cash dividends		10,737		—
Bonuses paid to :
Directors		72		72
Corporate Auditors		10		10
Voluntary retained earning reserve
Reserve for special depreciation		831		935
Reserve for reduction in cost basis of fixed assets		5,448	17,099	786	1,804	(15,295)

Unappropriated retained earnings, carried forward to the next fiscal year			65,553		69,911	4,358

Summary of Significant Accounting Principles and Policies for the Preparation of Non-Consolidated Financial Statements

Item		Fiscal 2004	Fiscal 2005
1.	Methods of Valuation of Significant Assets

(1) Investment securities

- Held-to-maturity securities:

Stated at amortized costs (straight-line method)

- Investments in subsidiaries and affiliated companies:

Accounted for by the moving-average cost method

Available-for-sale securities:

With quoted market value;

Stated at quoted market value at the balance sheet dates (Unrealized holding gains or losses are reported as a component of shareholders’ equity. Realized gains or losses are computed using the moving-average cost method.)

- With no readily available market value; Accounted for by thee moving-average cost method

(1) Investment securities

- Held-to-maturity securities:

Same as for the previous year

- Stocks of subsidiaries and affiliated companies:

Same as for the previous year

Available-for-sale securities:

- With quoted market value;

Same as for the previous year

- With no readily available market value;

Same as for the previous year

		(2) Inventories Accounted for at the lower of cost or market, with cost being determined under the average cost method.	(2) Inventories Same as for the previous year

2.	Depreciation and Amortization of Significant Depreciable Assets

(1) Property, Plant and Equipment:

Depreciation is computed using the declining-balance method; except for the buildings (excluding fixtures) acquired on or after April 1, 1998 which are depreciated using the straight line method.

The ranges of useful lives of principal assets are as follows:

Buildings: 2 to 50 years

Machinery and equipment: 2 to 17 years

(1) Property, Plant and Equipment: Same as for the previous year

		(2) Intangible Assets: Amortization is computed using the straight-line method. Software for internal use is amortized over the estimated useful lives of a five year period.	(2) Intangible Assets: Same as for the previous year

3.	Method of Accounting for Significant Allowances:

(1) Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing this allowance. The allowance is estimated on the basis of historical default rates for normal accounts and individual account-by-account evaluation for specific over-due accounts.

(1) Allowance for Doubtful Accounts Same as for the previous year

		(2) Accrued bonuses To prepare for bonus payments, the Company accrues an amount based on a portion of the estimated total amount of bonus attributable to the fiscal year.	(2) Allowance for bonuses Not applicable

(3) Allowance for sales returns

The Company provides for loss on sales returns of products and merchandise based on the maximum amount deductible for tax purpose in accordance with the Corporate Tax Law in Japan.

(3) Allowance for sales returns

The Company provides for loss on sales returns of products and merchandise based on its historical experience of sales returns. The Company recognizes an amount equal to the sum of gross profits on sales and inventory losses on estimated returned products.

Item	2005	2006

(4) Allowance for sales rebates

To prepare for future sales rebates, the Company records an allowance in an amount calculated by multiplying the sales rebate rate for the fiscal year by wholesalers’ inventory amounts or accounts receivable balances at the end of the fiscal year.

		(4) Allowance for sales rebates Same as for the previous year

(5) Accrued retirement and severance benefits

To prepare for future payments of retirement and severance benefits, the Company provides for an allowance based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

Prior service cost is amortized under the straight-line method over a period of 5 years, which is equal to or less than the estimated average remaining years of service of the eligible employees at the time such prior service cost was recognized.

Actuarial gains and losses are recognized immediately in the fiscal year in which such gain or loss was recognized.

		(5) Allowance for retirement and severance benefits Same as for the previous year

(6) Accrued directors’ retirement and severance benefits

To prepare for future payments of directors’ retirement and severance benefits, the Company provides for an amount that would have become payable at the end of the fiscal year in accordance with internal regulations, had all directors resigned voluntarily.

		(6) Allowance for directors’ retirement and severance benefits Same as for the previous year

	(7) Allowance for contingent losses -Not applicable

(7) Allowance for contingent losses

To prepare for possible future contingent losses, the Company provides an accrual for an amount of reasonably possible losses by examining individual risk on a case by case basis.

	(8) Allowance for soil remediation measures -Not applicable	(8) Accrued soil remediation costs To provide for potential soil remediation costs, the Company has recognized a provision for losses on soil remediation based on estimated costs of the cleanup.

Item		2005	2006

4.	Translation of Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are converted into yen amounts at the rates of exchange in effect at the end of the fiscal year, with resulting translation gains or losses recognized currently in earnings.

Same as for the previous year

5.	Accounting for Significant Lease Transactions	The same accounting method applied to operating leases is used for financial leases, except for those in which the legal title of the underlying property is transferred from the lessor to the lessee.	Same as for the previous year

6.	Other Significant Accounting Policies	Accounting for Consumption Tax The tax-exclusion (net of tax) method is applied to account for national and local consumption taxes.	Same as for the previous year

Changes in Significant Accounting Principles and Policies for the Preparation of the Non-Consolidated Financial Statements

2005

–

–

(Accounting for Impairment of Property, Plant and Equipment)

Effective in the fiscal year, the Company adopted the new accounting standard for impairment of property, plant and equipment (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and its implementation guidance (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard was allowed to be adopted beginning in the fiscal year ended March 31, 2004.

As a result of this adoption, income before income taxes decreased by ¥15,879 million.

An accumulated impairment loss is recorded as direct reduction in the book value of respective assets in accordance with the revised regulations for financial statement presentation.

2006

(Valuation Method of Inventories)

Previously, inventories of the Company were principally stated at cost determined by the average method; however, effective in the fiscal year, inventories are principally stated at the lower of average cost or market.

This change was made to appropriately reflect, in the valuation of inventories, the effect of market price changes caused by the severe operating environment in the pharmaceutical industry.

This change resulted in a ¥294 million decrease in ordinary income and income before income taxes for the fiscal year compared to the amounts that would have been reported had the previous method been applied consistently.

(Accounting for Allowance for Sales Returns)

Previously, the Company recorded this provision based on the maximum amount deductible for income tax purpose in accordance with the Corporate Tax Law in Japan; however, effective in the fiscal year, the provision is principally recorded in an amount equal to the sum of gross profits and inventory losses on estimated returned products, mainly based on its historical experience of sales returns.

This change was made to appropriately reflect to the reported earning the effect of the fact that most of the returned products are disposed of and are not reused or resold to customers.

As a result, operating income, ordinary income, and income before income taxes for the fiscal year decreased by ¥19 million as compared to the amounts that would have been reported had the previous method been applied consistently.

–

Supplemental Information

Fiscal 2004

–

–

(The Pro Forma Standard Taxation System)

In accordance with the guidance in Implementation Guidance Report No.12, “Practical Treatment Concerning the Income Statement Presentation of the Pro Forma Standard Tax Portion of Enterprise Tax” on February 13, 2004 by Accounting Standards Board of Japan, the Company recorded ¥809 million levied in proportion to the value-added and the capital as selling, general and administrative expenses in the fiscal year.

Fiscal 2005

(Accounting for Accrued Bonuses)

Previously, the Company accrued an estimated amount of bonuses payable for the fiscal year in “accrued bonuses”; however, effective in the fiscal year, accrued bonuses are recorded in “accrued expense” as the amount of bonuses applicable to the fiscal year has become determinable. As a result of this change, bonuses of ¥7,837 million, which were attributable to the fiscal year, have been recorded in “accrued expense.”

(Accounting for Allowance for Contingent Losses)

During the current fiscal year, the Company recognized an allowance for contingent loss in the amount of ¥3,379 million for potential penalties arising out of its product purchase commitments with a minimum purchase provision, for which the payment of penalties has become probable and the amount of such penalties can be reasonably estimated.

In the interim period of the current fiscal year, the company provided an allowance for an amount of possible losses due to devaluation of excess inventories. However, at this fiscal year-end the Company has changed its accounting standard along with a revision of product purchase agreements.

(Accounting for Soil Remediation Costs)

The Company has recognized an accrual for soil-remediation costs of ¥2,850 million, which was an estimated amount of the cleanup costs that the Company would reasonably incur, based on a survey completed on certain land for the scope of soil remediation.

–

Notes to Non-Consolidated Financial Statements

(Notes to Non-Consolidated Balance Sheets)

2005

*1.	Authorized number of shares 1,168,099,000 common shares

Number of shares issued                         439,498,765 common shares

The Company’s Articles of Incorporation provides that when the shares are retired, the number of authorized shares shall be reduced.

*2.	Treasury stock

The number of shares in treasury stock owned by the Company at the end of the fiscal year was 9,990,256 shares of common stock.

3.	Contingencies

(1) Certain debt and other obligations of 3 affiliated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations was as follows:

(Millions of yen)
Sankyo Pharma Inc.	4,738
Nippon Nyukazai Co., Ltd.	1,500
Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	366
Employees	101

Total	6,707

(2) For purchase contracts with a minimum volume purchase commitment, the Company is exposed to a risk of valuation loss due to excess inventory.

4.	Overdraft contracts and commitment line contracts

The Company and its consolidated subsidiaries maintain overdraft contracts and commitment line contracts with 2 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at the fiscal year-end was as follows:

(Millions of yen)
Overdraft limit and commitments totals	60,000
Overdrafts and commitments used	—

Overdrafts and commitments unused	60,000

*5.	Assets and liabilities related to affiliated companies were as follows:

Accounts receivable	1,701
Accounts payable	3,727

6.	Limitations on Dividends

The restricted net assets of the Company, attributable to the mark-to-market adjustment to the assets specified in Article 124-3 of the Commercial Code of Japan, was ¥27,176 million.

2006

*1.	Authorized number of shares 1,151,353,691 common shares

Number of shares issued                         422,753,456 common shares

The Company’s Articles of Incorporation provides that when the shares are retired, the number of authorized shares shall be reduced.

Total number of shares authorized in the Company’s Articles of Incorporation is 1,168,099,000 common shares, however the Company has retired 16,745,309 common shares of its treasury stock by September 26, 2005.

*2.

3.	Contingencies

(1) Certain debt and other obligations of 3 affiliated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations was as follows:

(Millions of yen)
DAIICHI SANKYO, INC.	7,059
Nippon Nyukazai Co., Ltd.	1,300
Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	322
Employees	4

Total	8,687

(Note) Sankyo Pharma Inc. absorbed Daiichi Pharma Holdings, Inc., Daiichi Pharmaceutical Corp. and Daiichi Medical Research Inc., which are U.S.-based subsidiaries of Daiichi Pharmaceutical Co., Ltd., by merger on March 31, 2006. The name of the merged entity was changed to DAIICHI SANKYO, INC.

(2)

4.	Overdraft contracts and commitment line contracts

The Company and its consolidated subsidiaries maintain overdraft contracts and commitment line contracts with 2 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at the fiscal year-end was as follows:

(Millions of yen)
Overdraft limit and commitments totals	60,000
Overdrafts and commitments used	—

Overdrafts and commitments unused	60,000

*5.	Assets and liabilities related to affiliated companies were as follows:

Accounts receivable	3,087
Accounts payable	3,034

6.	Limitations on Dividends

The restricted net assets of the Company, attributable to the mark-to-market adjustment to the assets specified in Article 124-3 of the old Commercial Code of Japan, was ¥46,880 million.

Notes to Non-Consolidated Statements of Income

2005

*1.	Research and development expenses included the following:

(Millions of yen)
Provision for accrued bonuses	2,436
Salaries and bonuses	12,648
Retirement and severance benefits	1,187
Depreciation	6,361

*2.	Research and development expenses included in selling, general and administrative expenses was ¥75,052 million.

*3.	Breakdown of gain on sale of property, plant and equipment

(Millions of yen)
Buildings	5
Machinery, equipment and vehicles	4
Tools, equipment and fixtures	0
Land	12,035

Total	12,046

*4.	Breakdown of loss on disposal of property, plant and equipment

	(Millions of yen)
	Loss on disposal	Loss on sale
Buildings	335	36
Structures	50	0
Machinery and equipment	146	5
Motor vehicle and transport equipment	3	—
Tools and fixtures	78	—
Land	—	567
Other	300	—

In addition, expenses for disposal of property, plant and equipment totaled ¥410 million.

2006

*1.	Research and development expenses included the following

(Millions of yen)
Salaries and bonuses	14,646
Retirement and severance benefits	166
Depreciation	7,285

*2.	Research and development expenses included in selling, general and administrative expenses was ¥85,911 million.

*3.	Breakdown of gain on sale of property, plant and equipment

(Millions of yen)
Buildings	1
Machinery, equipment and vehicles	0
Land	1,824

Total	1,826

*4.	Breakdown of loss on disposal of property, plant and equipment

(Millions of yen)

	Loss on disposal	Loss on sale
Buildings	1,263	167
Structures	31	0
Machinery and equipment	64	56
Motor vehicle and transport equipment	0	0
Tools and fixtures	182	6
Land	—	38
Other	1,307	—

In addition, expenses for disposal of property, plant and equipment totaled ¥738 million.

2005

*5.	Transactions with affiliated companies

The Company’s principal transactions with its affiliates were as follows.

(Millions of yen)
Dividend income	1,902
Rental income	866

*6.	Loss on impairment of property, plant and equipment

The Company classifies its assets held and used for its business operations into asset groups, on the basis of operating segments, about which separate financial information is regularly identified for management reporting purpose (e.g., product group), whereas the Company classifies lease assets and idle assets which are not directly used for its business operations on a property by property basis.

For the fiscal year, the Company recorded impairment losses in the amount of ¥15,879 million on the following asset groups.

(1)	Assets held and used for its business operations

With respect to a distribution right of an imported product (¥13,059 million) in the pharmaceutical segment, the Company recognized a full impairment loss in extraordinary losses because the Company expects negative cash flows from the imported product due to a decrease in profitability resulting from their sluggish sales.

(2)	Lease assets and idle assets

Location & Function	Asset type	Status

Iwaki, Fukushima Onahama Plant (manufacturing facilities of pharmaceuticals)	Buildings Machinery and equipment	Idle

Yasu, Shiga Former Yasu-gawa Plant (manufacturing facilities of agrochemicals)	Buildings	Idle

Shizuoka, etc., Shizuoka Company dormitory land	Land	Idle

Since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Company reduced its book values to a recoverable amount and recorded such reductions of ¥2,820 million as a loss on impairment in the extraordinary losses. These impairment losses consisted of the losses on buildings of ¥2,094 million, on structures of ¥70 million, on machinery and equipment of ¥525 million, on tools, equipment and fixtures of ¥9 million, and on land of ¥120 million.

The Company measures the recoverable amount of an asset group by net realizable value. The Company calculates the net realizable value of land based on the valuation amount for real estate tax purpose, with reasonable adjustments. With respect to buildings, structures, machinery and equipment, motor vehicles and transport equipment, and tools, equipment and fixtures, their net realizable values were estimated at five percent of their

2006

*5.	Transactions with affiliated companies

The Company’s principal transactions with its affiliates were as follows.

(Millions of yen)
Dividend income	556
Rental income	820

*6.	Loss on impairment of property, plant and equipment

The Company classifies its assets held and used for its business operations into asset groups, on the basis of operating segments, about which separate financial information is regularly identified for management reporting purpose (e.g., product group), whereas the Company classifies lease assets and idle assets which are not directly used for its business operations on a property by property basis.

For the fiscal year, the Company recorded impairment losses on the following asset groups.

Location & Function	Asset type	Status

Iwaki, Fukushima Onahama Plant (manufacturing facilities of pharmaceuticals)	Buildings Machinery and equipment	Idle

Tsuchiura, Ibaraki Company housing etc.	Land	Idle

There was no indication of impairment for the assets that are held and used for operations of the Company’s business. However, since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Company reduced their book values to a recoverable amount and recorded such reductions of ¥3,913 million as a loss on impairment in the extraordinary losses. These impairment losses consisted of the losses on buildings of ¥1,877 million, on structures of ¥127 million, on machinery and equipment of ¥1,881 million, on tools and fixtures of ¥16 million and on land of ¥11 million. The Company measures the recoverable amount of an asset group by its net realizable value. The Company calculates the net realizable value of land based on the valuation amount for real estate tax purpose, with reasonable adjustments. With respect to buildings, structures, machinery and equipment, motor vehicles and transport equipment, and tools, equipment and fixtures, their net realizable values were estimated at five percent of their acquisition costs.

2005

*7.

*8.

2006

*7.	Loss on business integration

The loss represents one-time costs associated with the integration of the business operations of the Sankyo Group and the Daiichi Pharmaceutical Group within the Daiichi Sankyo Group.

*8.	Restructuring charge

The amount represents one-time costs associated with the restructuring of non-pharmaceutical businesses within the Sankyo Group.

Marketable and Investment Securities

Investments in Subsidiaries and Affiliated Companies with Determinable Market Value

(Millions of yen)

	2005			2006
	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Investment in subsidiaries	4,512	13,075	8,563	4,512	17,987	13,474
investment in affiliated companies	—	—	—	—	—	—

Total	4,512	13,075	8,563	4,512	17,987	13,474

Deferred Income Taxes

Principal Components of Deferred Tax Assets and Liabilities

2005

1)	Breakdown of deferred tax assets and deferred tax liabilities

(Millions of yen)
Deferred tax assets:
Accrued retirement and severance benefits	20,540
Prepaid consigned research and co-development expenses	13,892
Impairment loss	6,440
Loss on valuation of inventories	3,133
Accrued employees’ bonuses	3,013
Excess amortization on internal-use software	2,853
Accrued enterprise tax	999
Other	7,689

Subtotal	58,561
Valuation allowances	(2,191)

Total deferred tax assets	56,370
Deferred tax liabilities:
Unrealized holding gain on available-for sale securities	(18,632)
Reserve for reduction in basis of property, plant and equipment for income tax purposes	(5,221)
Reserve for accelerated depreciation	(1,872)

Total deferred tax liabilities	(25,725)

Net deferred tax assets	30,644

2006

1)	Breakdown of deferred tax assets and deferred tax liabilities

(Millions of yen)
Deferred tax assets:
Accrued retirement and severance benefits	21,008
Prepaid consigned research and co-development expenses	14,307
Impairment loss	3,860
Accrued bonuses	3,031
Excess amortization on internal-use software	2,875
Loss on valuation of inventories	2,857
Allowance for contingent losses	1,371
Accrued soil remediation costs	1,156
Other	7,503

Subtotal	57,972
Valuation allowances	(637)

Total deferred tax assets	57,334
Deferred tax liabilities:
Unrealized holding gain on available-for-sale securities	(32,011)
Reserve for reduction in bases of property, plant and equipment for income tax purposes	(5,465)
Reserve for accelerated depreciation	(1,944)

Prepaid pension costs	(1,044)

Total deferred tax liabilities	(40,466)

Net deferred tax assets	16,868

2005

(2)	Reconciliation of the difference between the statutory tax rate and the Company’s effective tax rate

(Percent)
Statutory tax rate	40.6
(Adjustments)
Non-deductible permanent differences including entertainment expenses and other items	5.7
Per capita inhabitant tax	0.2
IT investment tax credit	(0.1)
Deductible permanent differences including dividend received deductions and other items	(2.1)
R&D expenses tax credit	(7.2)
Others	1.4

Effective tax rate	38.5

2006

(2)	Reconciliation of the difference between the statutory tax rate and the Company’s effective tax rate

(Percent)
Statutory tax rate	40.6
(Adjustments)
Non-deductible permanent differences including entertainment expenses and other items	10.9
Per capita inhabitant	0.3
IT investment tax credit	(0.2)
Refund of corporate income taxes for the previous fiscal years	(0.7)
Deductible permanent differences including dividend received deductions and other items	(2.6)
Decrease in valuation allowances	(4.3)
R&D expenses tax credit	(5.7)
Others	(1.9)

Effective tax rate	36.4

(Subsequent Events)

2005

—

2006

(Sale of a subsidiary)

At its Board of Directors Meeting held on April 24, 2006, the Company approved to apply for a sale of the shares of its subsidiary, Wakodo Co., Ltd., in response to a tender offer to be made by Asahi Breweries, Ltd. for Wakodo shares.

(1)	Reasons for sale

To concentrate management resources on the pharmaceutical business, the Company has been reassessing its involvement in non-pharmaceutical businesses. In the course of this reassessment, a tender offer to purchase Wakodo Co. Ltd.’s shares was proposed by Asahi Breweries, Ltd. who has valued highly of both the nature of Wakodo’s business and the growth prospects of that business. The Company has concluded to accept the tender offer taking into consideration Asahi’s management pursuit of customer satisfaction and quality, its technologies and know-how, and its varity of sales channels that would contribute to the future development of Wakodo’s business as well as the price and other terms of the tender offer.

(2)	Name of buyer

Asahi Breweries, Ltd.

(3)	Date of sale

April 25, 2006     Date of public notice of the tender offer

May 15, 2006      Last day of the tender offer period

May 19, 2006     Commencement date of settlement

(4)	Name of subsidiary; nature of business; and nature of transactions with the Company

Name: Wakodo Co., Ltd.

Nature of business: Manufacture and sale of powdered baby milk; baby foods; vending machine foods; household food items; commercial-use milk powder; pharmaceuticals; non-prescription drugs; cosmetics; sanitary goods; and general merchandise

Transactions with the Company: None

(5)	Number of shares to be sold; sale price; gain or loss on sale and ownership interest upon disposition

Number of shares to be sold: 3,533,000

Sale price: ¥27.9 billion

Ownership interest upon disposition: 0%

2005

(Signing of an agreement to integrate businesses by establishing a joint holding company with Daiichi Pharmaceutical Co., Ltd. (“Daiichi”))

The Company signed an agreement to integrate its businesses with Daiichi through the resolution by the Board of Directors on May 13, 2005. The joint holding company, DAIICHI SANKYO COMPANY, LIMITED, will be established on September 28, 2005 through the approval at the 151st ordinary general shareholders’ meeting to be held on June 29, 2005.

1.	Objectives of the integration

In response to unsatisfied needs from patients and health care professionals, the Company and Daiichi (together, “Both Companies”) will integrate their businesses with an objective to pursue a Japan-based “global pharma-innovator,” who provides innovative products and services continuously and demonstrates a unique competitiveness in the international pharmaceutical market.

2.	Business integration process

(1)	A joint holding company will be established in the form of a fully-fledged parent company through stock transfer from Both Companies on September 28, 2005. As a result of the joint stock transfer, common stocks of Both Companies traded on the stock exchanges will be delisted and the new holding company will apply for listing.

(2)	The pharmaceutical businesses of both Companies will be integrated into the joint holding company by April 2007.

3.	Profile of the joint holding company

Company name : Daiichi Sankyo Company, Limited

Headquarters :     3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan

Common stock : 50 billion yen

2006

—

(Other)

Year ended March 31, 2005

–

Year ended March 31, 2006

The Company separated its healthcare business as of April 1, 2006 and transferred said business to DAIICHI SANKYO HEALTHCARE CO., LTD., a company jointly established with Daiichi Pharmaceutical Co., Ltd. on December 16, 2005. Concurrently, Daiichi Pharmaceutical Co., Ltd. transferred its healthcare business to DAIICHI SANKYO HEALTHCARE CO., LTD.

The Company’s shareholding ratio after the business separation is 66.7%.

1.	The Company’s assets and liabilities to be transferred

(Millions of yen)
Current assets	9,193
Non-current assets	443
Total assets	9,637
Current liabilities	1,717
Total liabilities	1,717
Net assets	7,920

2.	Net sales for the fiscal year ended March 31, 2006

Sankyo Company, Ltd. Healthcare Business

(Millions of yen)
Net sales	20,383

VII. Proposed Changes in Membership of the Board of Directors

(as of June 27, 2006)

1. Changes in Representative Directors

(Representative Director Scheduled to Retire)

Executive Vice-President and Representative Director	Hideho Kawamura
(scheduled to be elected Advisor of Sankyo Co., Ltd.)

2. Changes in Directors

(Directors Scheduled to Retire)

Executive Vice-President and Representative Director	Hideho Kawamura
(scheduled to be elected Advisor of Sankyo Co., Ltd.)

3. Changes in Corporate Auditors

None

4. Changes in Executive Officers

None